EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual consolidated financial statements for the year ended December 31, 2022 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flows;
•Free cash flows before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 12: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1).

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 13: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended December 31, 2022 unless otherwise noted

Summary of Operational, Earnings and Cash Flows Highlights:

•Fourth quarter production of 264,891 GEO(2). As expected and previously guided, production in the second half of the year was comparable to that in the first half, with the sequential increase in the fourth quarter over the third quarter mirroring that realized in the second quarter over the first quarter.

•Full year production of 1,005,770 GEO(2) exceeded guidance of 1,000,000 GEO(2). The standout production results were realized despite the gold-to-silver ratio being near an all-time high, and significantly above what was anticipated in 2022 guidance.

•Gold production of 235,072 ounces exceeded plan, with gold production of 894,820 ounces for the full year.

•Silver production of 2,433,413 ounces, with silver production of 9,201,700 ounces for the full year.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,271, $792, and $1,179 respectively.

•Full year total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,237, $764, and $1,124 respectively, generally in line with guidance when adjusted for the impact of the higher gold-to-silver ratio. The standout production results, which were realized despite the gold-to-silver ratio being near an all-time high and significantly above what was anticipated in guidance, are a testament to the Company’s focus on operational excellence and track record of execution despite inflationary conditions.

•Cash flows from operating activities were $24.0 million and net free cash flows(1) were $112.8 million, for the three months ended December 31, 2022.

•As at December 31, 2022, the Company had cash and cash equivalents of $366.5 million, including $210.0 million available for utilization by the MARA Project.

| 1

•Net loss(3) for the three months ended December 31, 2022 was $1,131.9 million or $1.18 per share basic and diluted, compared to net earnings(3) of $109.7 million or $0.11 per share basic and diluted for the three months ended December 31, 2021. Adjusting items of $1,201.1 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, impacted net earnings(3) for the current period. Key adjusting items in the three months ended December 31, 2022 include a net termination fee of $150.0 million paid to Gold Fields upon termination of the Gold Fields Arrangement Agreement and a non-cash after-tax impairment of $1.0 billion attributable to Yamana equity holders (a gross impairment of $1.4 billion attributable to Yamana equity holders). The impairment, which is required under IFRS, results in a carrying value for the Company as a whole that does not reflect its fair value or the consideration being offered in the Pan American and Agnico arrangement. The impairment is a consequence of the structure and component parts of the consideration, whereas more is being paid for the Canadian components than the non-Canadian components in relation to their respective carrying values. However, the overall consideration exceeds the value of the Company's equity attributable to Yamana equity holders and the impairment does not affect the fair value of the assets being acquired by Pan American and Agnico. See below for full details on these two matters. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

Corporate Developments

Acquisition of Yamana by Pan American and Agnico

On November 4, 2022, Yamana announced that the Company had received an unsolicited binding proposal from Agnico Eagle Mines Limited (TSX, NYSE: AEM) (“Agnico”) and Pan American Silver Corp. (TSX, NASDAQ: PAAS) (“Pan American”) for the acquisition by Pan American of all of the issued and outstanding common shares of Yamana and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets, including the Canadian Malartic mine, to Agnico, all by way of a proposed plan of arrangement (the "Pan American-Agnico Transaction"). The Board of Directors of Yamana determined that this new offer constituted a “Yamana Superior Proposal” in accordance with the terms of the Gold Fields Arrangement Agreement, which had previously been entered into on May 31, 2022. In accordance with terms of such agreement, Yamana notified Gold Fields that its Board of Directors had determined that the new offer constituted a Yamana Superior Proposal and that the five business day matching period had commenced, during which Gold Fields had the right, but not the obligation, to propose to amend the terms of the Gold Fields Arrangement Agreement in order for the new offer to cease to be a Yamana Superior Proposal. The Pan American-Agnico Transaction provided consideration to Yamana's shareholders that represented a 23% premium to the closing price of the Yamana Shares as of November 3, 2022, the last trading day prior to the submission of the offer, and a 15% premium to the implied price of the Gold Fields offer, based on the closing price of the Gold Fields shares as of November 3, 2022.

On November 7, 2022, Gold Fields announced that the Gold Fields Board had unanimously determined that it would not offer to change the terms of the transaction.

On November 8, 2022, Yamana therefore, entered into an arrangement agreement with Pan American and Agnico (Pan American-Agnico Arrangement Agreement) and announced that Yamana’s Board of Directors had changed its recommendation with respect to the pending transaction with Gold Fields and now unanimously recommended that Yamana shareholders vote against the Gold Fields transaction at the special meeting of Yamana shareholders to be held to consider the Gold Fields Transaction.

Following this, also on November 8, 2022, Gold Fields announced that they had terminated the arrangement agreement in respect of the transaction with Yamana.

Pursuant to the terms of the Gold Fields Arrangement Agreement, the agreement could be terminated by both or either of the parties in certain situations, including, but not limited to, by Gold Fields in the event that a Yamana Change in Recommendation occurred. The Gold Fields Arrangement Agreement also provided for Yamana to pay Gold Fields a termination fee in the amount of $300.0 million in the event that the Gold Fields Arrangement Agreement was terminated for this reason.

Accordingly, upon termination of the Gold Fields Arrangement Agreement, Yamana paid Gold Fields $300.0 million and Pan American paid Yamana $150.0 million as partial reimbursement for the termination fee paid to Gold Fields, as provided for in the Pan American-Agnico Arrangement Agreement.

The special meetings of Yamana and Pan American shareholders to vote on the proposed Pan American-Agnico Transaction took place on January 31, 2023 and shareholders of Yamana and Pan American voted overwhelmingly in favour of the resolutions approving the transaction and the issuance of common shares of Pan American as consideration in respect of the transaction, respectively.

The transaction is expected to close on or about March 31, 2023 and has received approval from shareholders of Yamana and Pan American and regulatory approvals from Canada and Mexico.

| 2

Upon closing of the transaction, Yamana will receive total consideration valued at approximately $5.4 billion, comprising $2.5 billion from Pan American and $2.9 billion from Agnico (based on the closing share prices of Pan American and Agnico at December 31, 2022). The Pan American and Agnico arrangement is structured as an en bloc transaction, and one part of the transaction cannot exist without the other. The total consideration value as of December 31, 2022 represents a $1.1 billion premium over the pre-impairment equity attributable to Yamana equity holders of $4.3 billion at the same date. However, the transaction price from Agnico exceeds the carrying value of the Canadian assets, while the transaction price from Pan American is lower than the carrying value of the non-Canadian assets. As Yamana's property, plant and equipment assets are accounted for under IFRS using the cost model, if the fair value exceeds the carrying value, the assets cannot be written up to fair value. Under the cost model, assets (excluding goodwill) can only be written up if they have previously been impaired, the write up being limited to the maximum of the previous impairment. Consequently, the consideration paid by Agnico for Canadian Malartic, Wasamac and Monument Bay, which exceeded the carrying value of these assets considerably, could not be used to write up the value of the assets, as they had not been previously impaired. Despite the offsetting impact of the excess of consideration above carrying value for the Canadian assets and the consideration below carrying value for the non-Canadian assets, IFRS accounting standards require an entity to assess its assets for indicators of impairment at the cash-generating unit level, or in this case, distinct from the total consideration of the combined offer. Accordingly, the consideration differential was considered to be an indication that the carrying value of the Company’s non-Canadian CGUs may not be recoverable, and the Company was required to perform further analysis, considering internal sources of information, to identify which of the non-Canadian CGUs should be tested for impairment.

The non-cash impairment, that arose from the impairment testing performed on certain of the Company’s non-Canadian CGUs, results in a carrying value for the Company as a whole that does not reflect its fair value, and was taken as a consequence of the structure and component parts of the consideration. As aforementioned, more is being paid for the Canadian components than the non-Canadian components in relation to their respective carrying values, and the overall consideration exceeds the value of the Company's equity attributable to Yamana equity holders. The allocation of consideration arising from the structure of the transaction leads to further analysis that resulted in the impairment of certain of the non-Canadian assets without a corresponding increase in the carrying value of the Canadian assets. Further, although the Company believes that the full pre-impairment book value of the non-Canadian assets would be recoverable through operation of the assets over time, the fair value of the consideration receivable from Pan American, which is below the Company's carrying value for those assets, was required to be used to assess their impairment. This impairment will not be recorded in the financial statements of the post-transaction combined company, as it is being recorded in the books of the Company pre-acquisition, and is reflective of the purchase price adjustments required in the Pan American pro-forma financial statements that were disclosed in Yamana's Management Information Circular in connection with the proposed transaction, filed on December 28, 2022. For the combined company, the fair value of the assets will be based on the final share consideration and on the final purchase price accounting.

The details of the impairment are further described in Note 13 to the Company's Consolidated Financial Statements for the year ended December 31, 2022. The testing resulted in an impairment on certain of the non-Canadian operating and non-operating mining properties being acquired by Pan American. The net impairment after tax, attributable to Yamana equity holders was $1.0 billion (being a gross impairment of $1.9 billion, net of tax of $0.5 billion and net of the loss attributable to non-controlling interests of $0.4 billion), despite the value of the total offer and proceeds to Yamana equity holders exceeding pre-impairment equity attributable to Yamana equity holders by $1.1 billion.

The impairment recorded (on a net of tax basis, and attributable to Yamana equity holders) was predominantly at MARA ($458.3 million), Cerro Moro ($155.2 million), Minera Florida ($42.7 million), and the remainder ($380.0 million) at a variety of projects and exploration properties including Suyai, Jeronimo, La Pepa, Lavra Velha, Don Sixto and the Argentinian and USA exploration properties. With respect to MARA, the Company received purchase proposals for its interest in the project over time, which were rejected as not being sufficient. The purchase price paid by Glencore for Newmont's 18.75% interest in the project was used for the assessment of the non-cash impairment taken on MARA, and represents point-in-time information required to be considered. Despite the impairment taken in light of an observable market transaction, the Company believes that the value of its controlling interest in the project (in contrast with Newmont's minority interest acquired by Glencore) will continue to increase as the project advances, more certainty is obtained, and more value for the project is created.

OPERATING

Fourth quarter GEO(2) production was 264,891 ounces, despite the gold-to-silver ratio being near an all-time high. GEO(2) production in the comparative period was 281,388 ounces, benefiting from a lower gold-to-silver ratio. Fourth quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,271, $792, and $1,179 respectively.

GEO(2) is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 81.61 for the three months ended December 31, 2022, and 77.28 for the three months ended December 31, 2021. GEO calculations are based on an average market gold-to-silver price ratio for the relevant period.

GEO(2) production of 1,005,770 ounces during the year ended December 31, 2022 exceeded guidance of 1,000,000 ounces, and was comparable to prior year production of 1,011,180 ounces. The strong year-to-date gold equivalent production has exceeded budget despite the gold-to-silver ratio being near an all-time high and significantly above the Company’s budget assumption for
| 3

that ratio. For the year ended December 31, 2022, total cost of sales, cash costs(1), and AISC(1) on a per GEO(2) basis were $1,237, $764, and $1,124 respectively.

GEO(2) is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 82.94 for the year ended December 31, 2022, and 72.55 for the year ended December 31, 2021. GEO calculations are based on an average market gold-to-silver price ratio for the relevant period.

	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
GEO(2)
Production	264,891	281,388	1,005,770	1,011,180
Sales	264,539	280,409	1,006,465	1,009,262
Per GEO sold data
Total cost of sales(5)	$1,271	$1,109	$1,237	$1,166
Cash costs(1)	$792	$642	$764	$689
AISC(1)	$1,179	$962	$1,124	$1,030
Gold
Production (ounces)	235,072	240,718	894,820	884,793
Sales (ounces)	235,274	242,486	894,485	885,293
Revenue per ounce	$1,730	$1,796	$1,800	$1,799
Average realized price per ounce(1)	$1,730	$1,796	$1,800	$1,799
Average market price per ounce*	$1,729	$1,795	$1,801	$1,800
Silver
Production (ounces)	2,433,413	3,142,781	9,201,700	9,169,289
Sales (ounces)**	2,377,532	2,937,805	9,274,051	8,976,269
Revenue per ounce	$21.17	$23.24	$21.25	$24.85
Average realized price per ounce(1)	$21.17	$23.24	$21.63	$24.59
Average market price per ounce*	$21.20	$23.32	$21.75	$25.17
*    Source of information: Bloomberg.
**    Included in the three months and year ended December 31, 2022 silver sales ounces were 294,871 and 1,272,959 ounces, respectively, delivered under the silver streaming arrangement (2021: 228,553 and 1,024,883 ounces).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Yamana’s health, safety and sustainable development ("HSSD") approach is guided by the Company's corporate-level standards and programs; these are integrated into all operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Our most important considerations and priorities are safeguarding worker health and safety, respecting human rights, protecting the environment and building privilege to operate with host communities.

High vaccination rates amongst the Company’s employees and contractors at all locations continue to protect people, host communities and our business. The Company continues to have low numbers of worker COVID-19 cases at sites and these do not have any significant effect on the Company’s business. The Company continues to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

The Company continued the implementation of its Climate Action Strategy during the quarter, including completing its estimation of the Company’s Scope 3 GHG emissions, approving an internal carbon price and submitting the Company's plans to achieve its 1.5ºC-aligned pathway to the Science-based Target Initiative for verification. Work also continued on the analysis of converting approximately 50% of Cerro Moro's electricity requirements from diesel to wind power to meet the greenhouse gas emission reductions required between now and 2030.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate ("TRIR") for the full-year 2022 was 0.83*. The Company has modified its TRIR reporting to align with our financial reporting standards which include our wholly-owned operations, exploration projects, development projects (Wasamac and MARA), proportional consolidation of Canadian Malartic (50%), and closed projects. For comparison, the corresponding full-year 2021 result was 1.11*.
•As of January 25, 2023, more than 98%** of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine, 96%** have received two doses, and
| 4

90%** have received a third dose booster shot. Approximately 53%** of workers have received a fourth dose booster shot.

*    Calculated on a 200,000 exposure-hour basis including employees and contractors.
**    Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.

FINANCIAL

Net loss(3) for the three months ended December 31, 2022 was $1,131.9 million or $1.18 per share basic and diluted, compared to net earnings(3) of $109.7 million or $0.11 per share basic and diluted for the three months ended December 31, 2021. Net loss(3) for the three months ended December 31, 2022 was impacted by $1,201.1 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

Net loss(3) for the year ended December 31, 2022 was $982.3 million or $1.02 per share basic and diluted, compared to net earnings(3) of $147.5 million or $0.15 per share basic and diluted for the year ended December 31, 2021. Results for the year ended December 31, 2022 were impacted by $1,265.4 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; except per share amounts)	2022	2021	2022	2021
Non-cash net foreign exchange (gains) losses(3)	$17.2	$(2.3)	$21.8	$3.6
Share-based payments/mark-to-market of deferred share units	12.1	2.2	28.0	3.2
Mark-to-market losses on derivative contracts, investments and other assets and liabilities	(0.1)	0.2	0.8	0.3
Gain on discontinuation of the equity method of accounting	—	—	—	(10.2)
Temporary suspension costs(5)	0.3	3.5	7.7	3.5
Standby and other incremental COVID-19 costs(5)	0.3	5.2	7.0	33.9
Impairment of operating and non-operating mining properties	1,374.5	—	1,374.5	—
Termination fee payment to Gold fields, net of reimbursement from Pan American	150.0	—	150.0	—
Early note redemption premium	—	—	—	53.3
Variable consideration adjustment - stream revenue and accretion	—	—	3.8	(1.5)
Other provisions, write-downs and adjustments*(3)	26.4	(0.1)	48.0	9.9
Non-cash tax on unrealized foreign exchange (gains) losses	4.0	1.7	12.0	1.9
Income tax effect of adjustments(3)	(50.0)	(1.4)	(57.0)	(19.0)
One-time tax adjustments(3)	(333.6)	(10.6)	(331.2)	97.0
Total adjustments - increase to net earnings(3)	$1,201.1	$(1.6)	$1,265.4	$175.9
Total adjustments - increase to net earnings(3) per share	$1.25	$—	$1.32	$0.18
*    This balance includes, among other things, transaction costs related to the terminated Gold Fields transaction and the Pan American transaction, in addition to revisions in estimates and write-downs and provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

| 5

Summary of Financial Results

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2022	2021	2022	2021	2020
Revenue	$457.2	$503.8	$1,807.1	$1,815.4	$1,561.0
Cost of sales excluding DDA(5)	(209.8)	(185.2)	(778.1)	(728.9)	(654.6)
Gross margin excluding DDA(5)	$247.4	$318.6	$1,029.0	$1,086.5	$906.4
Depletion, depreciation and amortization ("DDA")	(126.3)	(125.7)	(466.8)	(447.9)	(395.0)
Impairment of operating mining properties	(214.9)	—	(214.9)	—	191.0
Temporary suspension costs(5)	(0.3)	(3.5)	(7.7)	(3.5)	—
Mine operating (loss) earnings	$(94.1)	$189.4	$339.6	$635.1	$702.4
General and administrative	(52.2)	(20.0)	(121.0)	(74.8)	(85.9)
Exploration and evaluation	(10.0)	(6.8)	(39.8)	(31.6)	(15.1)
Share of earnings (loss) of associates	—	—	—	0.9	(1.0)
Termination fee payment to Gold Fields	(300.0)	—	(300.0)	—	—
Reimbursement of termination fee from Pan American	150.0	—	150.0	—	—
Other operating expenses, net	(25.2)	(12.1)	(80.1)	(37.4)	(14.6)
Impairment of non-operating mining properties	(1,707.8)	—	(1,707.8)	—	—
Operating (loss) earnings	$(2,039.3)	$150.5	$(1,759.1)	$492.2	$585.8
Finance costs	(17.9)	(15.9)	(64.9)	(134.4)	(77.0)
Other income (costs), net	0.6	14.3	29.6	26.7	(18.7)
(Loss) earnings before taxes	$(2,056.6)	$148.9	$(1,794.4)	$384.5	$490.1
Income tax recovery (expense), net	$516.4	$(44.2)	$399.0	$(295.7)	$(286.5)
Net (loss) earnings	$(1,540.2)	$104.7	$(1,395.4)	$88.8	$203.6

Attributable to:
Yamana Gold Inc. equity holders	$(1,131.9)	$109.7	$(982.3)	$147.5	$203.6
Non-controlling Interests	$(408.3)	$(5.0)	$(413.1)	$(58.7)	$—
Per share data (Yamana Gold Inc. equity holders)
Net (loss) earnings(3) per share - basic and diluted	$(1.18)	$0.11	$(1.02)	$0.15	$0.21
Dividends declared per share	$0.0300	$0.0300	$0.1200	$0.1125	$0.072
Dividends paid per share	$0.0300	$0.0300	$0.1200	$0.1088	$0.056
Weighted average number of common shares outstanding (thousands)
Basic	961,024	961,185	960,700	963,393	951,818
Diluted	961,024	962,695	960,700	964,932	953,846
Cash flows
Cash flows from operating activities	$24.0	$238.2	$528.1	$742.3	$617.8
Cash flows (used in) from operating activities before net change in working capital	$(6.3)	$230.8	$540.3	$784.6	$688.7
Cash flows used in investing activities	$(154.3)	$(117.4)	$(519.4)	$(399.7)	$51.4
Cash flows used in financing activities	$(41.5)	$(55.7)	$(162.5)	$(467.5)	$(175.9)
Net free cash flows(1)	$112.8	$188.4	$469.7	$547.4	$455.6
Free cash flows before dividends and debt repayments(1)	$3.9	$119.7	$116.1	$328.5	$295.7

| 6

Capital Expenditures*

For the three months ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic	$12.9	$17.3	$46.7	$22.7	$3.1	$4.4	$62.7	$44.4
Jacobina	6.1	4.2	14.4	10.5	2.0	1.8	$22.5	$16.5
Cerro Moro	13.0	12.4	—	0.5	1.7	1.3	$14.7	$14.2
El Peñón	10.0	7.1	0.5	1.6	3.7	2.3	$14.2	$11.0
Minera Florida	3.8	2.9	7.6	6.3	1.7	3.1	$13.1	$12.3
MARA	—	—	9.6	4.9	—	0.1	$9.6	$5.0
Wasamac	—	—	4.7	2.9	1.3	4.7	$6.0	$7.6
Other	0.4	0.5	2.0	0.1	0.6	1.9	$3.0	$2.5
Total	$46.2	$44.4	$85.5	$49.5	$14.1	$19.6	$145.8	$113.5

For the year ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic	$52.3	$69.2	$136.0	$50.1	$15.7	$15.7	$204.0	$135.0
Jacobina	20.5	14.0	40.6	28.1	10.5	7.2	$71.6	$49.3
Cerro Moro	42.6	39.8	0.7	1.2	6.1	5.6	$49.4	$46.6
El Peñón	37.8	34.6	3.9	7.8	14.3	15.6	$56.0	$58.0
Minera Florida	15.6	15.2	23.3	22.6	6.3	6.5	$45.2	$44.3
MARA	—	—	25.1	17.3	—	0.1	$25.1	$17.4
Wasamac	—	—	13.6	6.7	7.8	6.9	$21.4	$13.6
Other	1.3	0.9	4.3	0.8	3.3	10.5	$8.9	$12.2
Total	$170.1	$173.7	$247.5	$134.6	$64.0	$68.1	$481.6	$376.4
* Capital expenditures in this table are presented net of the benefit of realized foreign exchange gains and losses.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas' mining friendly jurisdictions, including Canada, Brazil, Chile and Argentina. The Company is primarily focused on gold, but has exposure to green metals from silver and copper exposure. The Company plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

Yamana has a strong sustainable production platform of at least 1 million GEO(2) per year, and with multiple low-risk, low-capital projects that have the ability to be mixed and matched to optimize free cash flows generation, exploration success and track record of mineral reserve replacement and mineral resource growth, the Company has a pathway for production growth to 1.5 million GEO(2) within the ten-year outlook horizon and to meaningfully extend the production platform beyond that timeframe. Such project flexibility allows the Company to re-arrange, adjust or defer the projects at its discretion while still having confidence in achieving the overall plan. Further growth beyond this level from the MARA and Suyai projects, in addition to the opportunities currently within the generative exploration portfolio provide additional upside potential to the ten-year outlook.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the year. Additionally, following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

3.    REVIEW OF FINANCIAL RESULTS

| 7

FOR THE THREE MONTHS ENDED DECEMBER 31, 2022

Revenue

In the three months ended December 31, 2022, revenue was $457.2 million compared to $503.8 million in the same period in 2021. The 9% decrease was primarily driven by lower gold and silver sales volumes in the current quarter, as well as lower average realized gold and silver prices(1) compared to the fourth quarter of 2021. The average realized gold price(1) for the quarter ended December 31, 2022 was $1,730 per ounce versus $1,796 per ounce in the comparative quarter. Lower sales volumes were attributable to lower production from several mines due to mine sequencing during the quarter, as planned.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased by $24.6 million or 13%, compared with the same quarter in prior year, as result of the inflationary impacts on the Company's cost structure, despite productivity gains by the mine sites to partially mitigate that impact, partially offset by lower production. For further discussion on costs, refer to Section 1: Highlights and Relevant Updates.

Standby and other incremental COVID-19 costs are disclosed as part of cost of sales excluding DDA. As previously disclosed, the Company anticipated that such costs would continue to be minimized with an increasing percentage of the population having been fully vaccinated against COVID-19 or having recovered from COVID-19, the Company expects to see increasing immunity and corresponding decreasing caseloads. During the fourth quarter, costs related to COVID-19 were immaterial at $0.3 million.

Depletion, Depreciation and Amortization ("DDA")

DDA expense for the three months to December 31, 2022 was reasonably consistent with the comparative quarter, increasing only $0.6 million or 1%. While production was lower in the comparative quarter, DDA expense remained similar due to the drawdown of stockpiles and higher tonnes being mined and processed, respectively.

Temporary Suspension Costs

Temporary suspension costs of $0.3 million incurred in the three month period to December 31, 2022 relate to final costs associated with a brief illegal labour action at the Cerro Moro mine in the latter part of July 2022, which has now been resolved. Temporary Suspension Costs incurred in the three months ended December 31, 2021 comprised $3.5 million related to a labour action at Minera Florida that commenced in the fourth quarter of 2021 and was resolved in the first quarter of 2022.

Impairment

The impairment expense of $1,922.7 million incurred in the fourth quarter of 2022 was attributable to write downs on certain of the Company's non-Canadian assets. Of the total impairment expense recorded, $1,374.5 million was attributable to Yamana equity holders, with $548.2 million attributable to non-controlling interests.

For further details on the impairment write down, refer to Section 1 Highlights and to Note 13 to the Company's Consolidated Financial Statements for the year ended December 31, 2022.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended December 31, 2022, G&A expenses were $32.2 million higher than in the same period in 2021, due to expenses related to the Pan American and Agnico Eagle transaction and higher stock based compensation expense from Yamana share over-performance in relation to the broader gold index. Other variances were not individually significant.

Exploration and Evaluation

Exploration and evaluation expenses of $10.0 million for the three months ended December 31, 2022 were higher than the $6.8 million in same period in 2021 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information refer to Section 7: Exploration.

Termination fee payment to Gold Fields and Reimbursement of termination fee from Pan American Silver

In connection with the termination of the Gold Fields transaction on November 8, 2022, Yamana was required to pay Gold Fields a termination fee in the amount of $300.0 million. As set out in the terms of the arrangement agreement with Pan American and
| 8

Agnico, Pan American paid Yamana $150.0 million as part reimbursement for the termination fee Yamana was required to pay to Gold Fields.

Further information on the terminated transaction with Gold Fields and the pending transaction with Pan American and Agnico can be found in Section 2: Core Business, Strategy, Outlook.

Other Operating Expenses

In the three months ended December 31, 2022, the Company recorded net other operating expenses of $25.2 million compared to net other operating expenses of $12.1 million for the same period in 2021. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in both the current and comparative periods is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $12.1 million (2021: $6.8 million), of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020. Also included in the current period are transaction costs incurred in relation to the Gold Fields and Pan-American transactions of $2.2 million. Changes to care and maintenance expenditures at MARA, write-downs of tax recoverable and other assets that are individually insignificant, and the transaction costs are the most significant movements from the comparative period.

Finance Costs

Finance costs were $17.9 million in the three months ended December 31, 2022, compared to $15.9 million in the same period in 2021, primarily due to higher interest expense recorded on capitalized leases and accretion expense on asset retirement obligations, partially offset by a decrease in interest expense on long-term debt.

Other (Costs) Income

Other costs were $0.6 million in the three months ended December 31, 2022, compared to other income of $14.3 million in the comparative period. Other income is comprised primarily of realized and unrealized gains/losses on foreign exchange and given its nature is expected to fluctuate from period to period. The cost position in the current period was primarily foreign exchange losses.

Income Tax Expense

The Company recorded an income tax recovery of $516.3 million for the three months ended December 31, 2022 compared to an income tax expense of $44.2 million for the three months ended December 31, 2021. The income tax provision reflects a current income tax expense of $15.3 million and a deferred income tax recovery of $531.6 million, compared to a current income tax expense of $57.2 million and a deferred income tax recovery of $13.0 million for the three months ended December 31, 2021.

Included in the income tax expense for the three months ended December 31, 2022 are mining taxes of $14.7 million compared to $19.7 million for the three months ended December 31, 2021. A foreign exchange loss in the amount of $12.8 million was recorded predominantly on the weakening of the Argentine Peso against the US Dollar for the three months ended December 31, 2022 compared to a gain of $5.3 million for the three months ended December 31, 2021, on the revaluation of certain non-monetary assets. Deferred tax assets not recognized, mainly on impairments, in the amount of $154.4 million for the three months ended December 31, 2022 compared to deferred tax assets not previously recognized in the amount of $11.8 million for the three months ended December 31, 2021.

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue

For the year ended December 31, 2022, revenue was $1,807.1 million compared to $1,815.4 million in 2021. Relatively consistent revenue was attributable to higher gold and silver sales volumes in the current year, partially offset by lower average realized silver prices(1) compared to 2021. The average realized silver price(1) in 2022 was $21.63 per ounce, compared to $24.59 per ounce in the comparative year. The average realized gold price(1) in 2022 remained consistent with the comparative year. Higher sales volumes were most notable at Cerro Moro, which, in the comparative period, was impacted by COVID-19 related travel restrictions that impacted worker availability, and Jacobina, which achieved record annual gold production in 2022.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Financial Performance Measures.

| 9

Cost of Sales Excluding DDA(5)

Cost of sales excluding DDA were $778.1 million for the year ended December 31, 2022 compared to $728.9 million in 2021. The increase of $49.2 million or 7% was primarily due to the increase in sales volumes as discussed above, and resulting from the impact of inflation on the Company's structure, despite commendable productivity gains by the mine sites to partially mitigate that impact. For further discussion on costs, refer to Section 1: Highlights and Relevant Updates.

Standby and other incremental COVID-19 costs are disclosed as part of cost of sales excluding DDA. As previously disclosed, the Company anticipated that such costs would continue to be minimized with an increasing percentage of the population having been fully vaccinated against COVID-19 or having recovered from COVID-19, the Company expects to see increasing immunity and corresponding decreasing caseloads. COVID-19 costs incurred in the year ended December 31, 2022 were insignificant at $7.0 million (2021: $34.0 million).

Depletion, Depreciation and Amortization ("DDA")

Total DDA expense was $466.8 million for the year ended December 31, 2022 compared to $447.9 million in 2021. The increase of $18.9 million or 4% was primarily due to the overall higher sales volumes in the current period.

Temporary Suspension Costs

Temporary suspension costs of $7.7 million incurred in the year to December 31, 2022 include $5.7 million related to a labour action at the Minera Florida mine that carried into January 2022, which was resolved in the first quarter of 2022 and resulted in a new long-term collective bargaining agreement; and $2.0 million related to a brief illegal labour action at the Cerro Moro mine in the latter part of July 2022, which has now been resolved. Temporary Suspension Costs incurred in the year ended December 31, 2021 comprised $3.5 million related to the labour action at Minera Florida discussed above that commenced in the fourth quarter of 2021.

Impairment

The impairment expense of $1,922.7 million incurred in the year ended December 31, 2022 was attributable to write downs on certain of the Company's non-Canadian assets. Of the total impairment expense recorded, $1,374.5 million was attributable to Yamana equity holders, with $548.2 million attributable to non-controlling interests.

For further details on the impairment write down, refer to Section 1 Highlights and to Note 13 to the Company's Consolidated Financial Statements for the year ended December 31, 2022.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the year ended December 31, 2022, G&A expenses increased $46.2 million or 62% compared to 2021. This increase was related to expenses related to the Pan American and Agnico Eagle transaction and higher stock based compensation expense from Yamana share over-performance in relation to the broader gold index. Other variances in G&A accounts were not individually significant.

Exploration and Evaluation

Exploration and evaluation expenses of $39.8 million for the year ended December 31, 2022 were higher than the $31.6 million of expenses in 2021 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 7: Exploration.

Termination fee payment to Gold Fields and Reimbursement of termination fee from Pan American Silver

In connection with the termination of the Gold Fields transaction on November 8, 2022, Yamana was required to pay Gold Fields a termination fee in the amount of $300.0 million. As set out in the terms of the arrangement agreement with Pan American and Agnico, Pan American paid Yamana $150.0 million as part reimbursement for the termination fee Yamana was required to pay to Gold Fields.

Further information on the terminated transaction with Gold Fields and the pending transaction with Pan American and Agnico can be found in Section 2: Core Business, Strategy, Outlook.

Other Operating Expenses

In the year ended December 31, 2022, the Company recorded other operating expenses of $80.1 million (2021: $37.4 million). Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions
| 10

where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current year is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $33.0 million (2021: $25.6 million), of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020. Also included in the current year are transaction costs incurred in relation to the Gold Fields and Pan American-Agnico transactions of $14.8 million. Other operating expenses incurred in the comparative year were partially offset by a $9.2 million gain on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investment in Nomad Royalty Company ("Nomad") during the year.

Finance Costs

Finance costs were $64.9 million in the year ended December 31, 2022, compared to $134.4 million in 2021. The decrease of $69.5 million was primarily due to the 2021 year including a $53.3 million expense relating to the early redemption of certain of the Company's senior notes, which took place in the third quarter of 2021, as well as the decrease in the Company's interest expense in 2022 due to both lower outstanding gross debt, and more favourable interest rates following the senior notes transactions in the third quarter of 2021.

Other Income

Other income was $29.6 million in the year ended December 31, 2022, compared to $26.7 million in 2021. Other income is comprised primarily of realized and unrealized gains and losses on foreign exchange and given its nature, is expected to fluctuate from period to period. The income position in the current year was primarily foreign exchange gains.

Income Tax Expense

The income tax provision for the year ended December 31, 2022 reflects a current income tax expense of $126.6 million and a deferred income tax recovery of $525.6 million. This compares to a current income tax expense of $159.8 million and a deferred income tax expense of $135.9 million for the year ended December 31, 2021.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 22.2% on the earnings before tax for the year ended December 31, 2022, compared to an effective tax rate of 76.9% for the prior year.

The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective rate for the years ended December 31, 2022 and 2021:

•Mining tax in the amount of $45.6 million for the year ended December 31, 2022 and $58.5 million for the year ended December 31, 2021 was recorded in income tax expense. Mining taxes in Chile and Canada are calculated based on taxable income and are considered an income tax.
•The tax provision was also impacted by inflation gains in Argentina in the amount of $30.8 million for the year ended December 31, 2022 compared to an inflation gain of $23.0 million for the year ended December 31, 2021.
•For the year ended December 31, 2022, deferred tax assets not recognized were $159.0 million mainly due to the impairments in Argentina as a consequence of the Pan American-Agnico transaction, compared to the recognition of additional deferred tax assets for the year ended December 31, 2021 in the amount of $16.2 million
•On June 16, 2021, the Argentina government enacted legislation to increase the tax rate from 25% to 35% retroactive to January 1, 2021. As a result, the deferred tax liability relating to the carrying value of certain non-producing assets (namely Suyai and MARA) were revalued at the higher tax rate. An expense of $146.9 million was recognized during 2021 relating to this change in income tax rate.

The deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or depleted. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35%; Chile, where the statutory tax rate is 27%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. There is a proposal in Brazil to decrease the income tax rate and impose a tax on dividends, with an overall increase to the combined rate. This change could have an impact on the current or deferred tax expense relating to dividends if it is passed. The Company does not anticipate the statutory tax rates to change in the other jurisdictions in the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

| 11

The largest components of the net deferred tax liabilities relate to:

As at December 31, (In millions of US Dollars)	2022	2021
Canadian Malartic	284.4	283.3
Jacobina	167.5	180.6
El Peñón	216.2	234.7
MARA	100.9	372.4
Exploration potential	75.7	182.1

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, except per share amounts)	2022	2022	2022	2022	2021	2021	2021	2021
Financial results
Revenue	$457.2	$422.4	$485.6	$441.9	$503.8	$452.2	$437.4	$422.0
Net (loss) earnings(3)	$(1,131.9)	$19.8	$72.1	$57.8	$109.7	$27.0	$(43.9)	$54.7
Net (loss) earnings(3) per share - basic and diluted	$(1.18)	$0.02	$0.07	$0.06	$0.11	$0.03	$(0.05)	$0.06

4.    OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi-Témiscamingue region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information (50% basis)	2022	2021	2022	2021
Operating
Ore mined (tonnes)	2,145,229	2,868,178	8,701,644	10,470,005
Waste mined (tonnes)	5,454,237	4,219,169	20,587,667	11,785,087
Ore processed (tonnes)	2,474,800	2,764,921	9,769,942	11,130,195
GEO(2) (Gold)
Production (ounces)	86,439	88,933	329,396	357,392
Sales (ounces)	89,402	91,589	332,925	357,667
Feed grade (g/t)	1.18	1.12	1.15	1.11
Recovery rate (%)	92.2	89.5	91.5	89.7
Total cost of sales per GEO sold(5)	$1,264	$1,177	$1,286	$1,142
Cash costs per GEO sold(1)	$768	$676	$768	$647
AISC per GEO sold(1)	$1,004	$931	$993	$901
DDA per GEO sold	$494	$496	$513	$488
Financial (millions of US Dollars)
Revenue	$153.7	$164.7	$598.3	$643.2
Cost of sales excluding DDA(5)	(68.8)	(62.4)	(257.1)	(233.8)
Gross margin excluding DDA(5)	$84.9	$102.3	$341.2	$409.4
DDA	(44.2)	(45.4)	(170.9)	(174.7)
Mine operating earnings	$40.7	$56.9	$170.3	$234.7
Capital expenditures (millions of US Dollars)
Sustaining and other	$12.9	$17.3	$52.3	$69.2
Expansionary	$46.7	$22.7	$136.0	$50.1
Exploration	$3.1	$4.4	$15.7	$15.7

Canadian Malartic produced 86,439 ounces of gold during the fourth quarter. Canadian Malartic recovery rates have continued to trend higher than comparative periods, as anticipated from the processing of softer Barnat ore. Full year production of 329,396 ounces of gold (50% basis) exceeded guidance of 320,000 ounces.

| 12

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the fourth quarter were $1,264, $768, and $1,004 respectively. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the full year were $1,286 $768, and $993 respectively.

For further information on the Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

Canadian Malartic Exploration

Exploration during the fourth quarter continued to support the planned conversion infill drill program at East Gouldie and advance property wide exploration efforts. The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. East Gouldie currently has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east.

The main objectives of the 2022 drilling program were to convert the inferred mineral resource to an indicated mineral resource, complete additional infill and delineation drilling on the Odyssey zones, as well as to carry out further exploration drilling to expand the current mineralized envelope. To that end, seven surface drills were active in the fourth quarter, completing 15,394 metres of infill drilling on East Gouldie, 7,573 metres of exploration drilling on East Gouldie expansion, outside the resource envelope. Four underground drills continue to complete infill on Odyssey South, completing 14,806 metres in the quarter. Infill drilling in 2022 continues to demonstrate remarkable grade and width continuity in the East Gouldie mineralized zone, with indicated resource drilling meeting or exceeding the grade and width of the reported inferred resource, validating the inferred resource estimate. Additionally, up to three drill rigs worked during the fourth quarter on exploration by drilling from the Malartic pit testing targets to the north and south of the pit with four drill holes completed in the quarter totaling 5,494 metres. Two new intercepts located north of the pit returned significant mineralized intervals and follow up drilling is underway. Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	776,584	775,087	3,042,641	2,647,979
Ore processed (tonnes)	775,540	700,103	3,025,361	2,657,590
GEO(2) (Gold)
Production	48,528	48,228	195,427	186,206
Sales	49,042	48,732	195,549	186,534
Feed grade (g/t)	2.04	2.22	2.10	2.26
Recovery rate (%)	95.3	96.7	95.5	96.4
Total cost of sales per GEO sold(5)	$965	$768	$897	$869
Cash costs per GEO sold(1)	$624	$452	$576	$566
AISC per GEO sold(1)	$846	$643	$793	$738
DDA per GEO sold	$340	$312	$315	$297
Financial (millions of US Dollars)
Revenue	$84.8	$87.6	$353.1	$336.2
Cost of sales excluding DDA(5)	(30.6)	(22.2)	(113.8)	(106.7)
Gross margin excluding DDA(5)	$54.2	$65.4	$239.3	$229.5
DDA	(16.7)	(15.2)	(61.6)	(55.4)
Mine operating earnings	$37.5	$50.2	$177.7	$174.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$6.1	$4.2	$20.5	$14.0
Expansionary	$14.4	$10.5	$40.6	$28.1
Exploration	$2.0	$1.8	$10.5	$7.2

Gold production at Jacobina continued to be strong, with 48,528 ounces of gold produced in the fourth quarter and a record 195,427 ounces produced in the full year, exceeding guidance of 195,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Production in 2022 increased for the ninth consecutive
| 13

year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the fourth quarter of $965, $624, and $846, respectively. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the full year were $897, $576, and $793, respectively.

Jacobina Exploration

Exploration activities at Jacobina continued during the fourth quarter with 18 drills active on the project (8 underground and 10 surface rigs). Drilling during the quarter was focused equally on infill and exploration drilling, in support of the phased expansion plan with 40,000 metres of drilling planned to convert Indicated from Inferred resources at Morro do Vento, João Belo, João Belo Sul and Morro do Vento Norte (Main Reef) and to add new Inferred resources for future years.

During the fourth quarter, approximately 10,598 metres of drilling were completed at Jacobina, including 15 drill holes totaling 4,651 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, four drill holes totaling 1,768 metres of exploration drilling dedicated to defining new inferred mineral resources, and 11 drill holes totaling 4,179 metres of exploratory drilling, testing and defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, close to current development infrastructure. Infill drilling during the quarter was executed at João Belo Norte (LMPC & LVLPC Reefs), Morro do Vento Central area (Main Reef & Footwall Reef) and João Belo Sul (LMPC). Infill drilling during the quarter at Morro do Vento continued to focus on the Central region of the mine, where both the Main Reef and Footwall Reef zones have been defined. Results obtained continue to confirm good potential at Morro do Vento Central region (both Main Reef & Footwall Reef), indicating good potential to add new reserves in this open region very close to existing infrastructure. Results from ongoing infill drilling at João Belo Sul are continuing to confirm the grades and geometry of this zone, where mineralization remains completely open for expansion to the south along an at least 900 metre corridor. At João Belo Norte, drilling is confirming the extent and grade of the upper conglomerate along strike both to the north and south and down dip, in support of definition of new reserves in 2023.

During the fourth quarter, the inferred drilling program, dedicated to delineation of new inferred resources to replace resource depletion, was completed at Morro do Vento (down dip extension of Main Reef, Central region), João Belo Norte, Serra do Córrego and Canavieiras Sul. Drilling at Morro do Vento continues to confirm the extension of the Main Reef to depth. Mine operations is continuing to extend an exploratory development drift to the south at Morro do Vento, which will open up the zone between Morro do Vento and João Belo Norte for further testing.

Ongoing exploratory drilling, dedicated to defining new potential resources in the near mine setting, continued in the fourth quarter at Morro da Maricota (targeting down plunge), Morro do Vento Sul (down-dip), João Belo Sul, Serra do Córrego Norte, João Belo Leste and Canavieiras Sul (extension). Ongoing drilling at Morro da Maricota is continuing to confirm the down-plunge potential of higher-grade mineralization in this sector, representing an approximate 1,900 metre extent, extending from positive rock samples and artisanal mines at surface to greater than 1.0 kilometre vertical depth below surface, where positive historic drilling results occur. Recent drilling reported at Maricota include a positive result of 7.56 grams per tonne of gold over an estimated true width of 2.37 metres in drill hole MRCEX0001A. Maricota is located close to Morro do Cuscuz development, which could provide easy access to potential future development at Maricota. Exploratory drilling at João Belo Sul South Extension has extended mineralization (LMPC Reef) 300 metres to the south of João Belo Sul, opening up 300 metre of strike potential. Exploration drilling completed in 2022 at Morro da Viúva has extended three mineralized conglomerate horizons defined at artisanal mines at surface along a 1,200 metre strike length at shallow depths. Morro da Viúva is situated close to Canavieiras mine infrastructure. At Serra do Córrego Norte, interpreted as the northern offset extension of Canavieiras, drilling testing a potential target area of about 1,000 metres by 350 metres down-dip in this sector is confirming the potential of this area, intersecting mineralization in LVLPC, LU and MU reefs. Drilling at Serra do Córrego Norte will continue in 2023 in support of definition of new inferred resources. Ongoing exploration drilling at Canavieiras Sul testing the potential of a down-dip extension has intercepted the MSPC and LVPC reefs.

Overall, exploration continues to demonstrate success in identifying and defining new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Aggressive step out exploration drilling continues to open up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul, Morro do Vento Main Reef down-dip and at Serra do Córrego and Morro da Maricota. These discoveries support a strategic mine life of several decades, at a production level well above the recently completed Phase 2 expansion annual production level of 230,000 ounces and likely up to 270,000 ounces. Please refer to the press release issued on July 7, 2022 by the Company, entitled "Yamana Gold Announces Strong Preliminary Second Quarter Operating Results With Exceptional Performance Across Its Core Asset
| 14

Portfolio Delivering Production Ahead of Plan; Strategic Initiatives At Jacobina and Wasamac Continue To Advance" for further details.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	96,687	100,855	371,252	339,584
Waste mined (tonnes)	705,906	892,408	3,096,146	3,789,892
Ore processed (tonnes)	102,649	102,016	391,849	376,557
GEO(2)
Production	45,161	58,078	182,069	156,484
Sales	43,604	56,087	181,358	153,882
Total cost of sales per GEO sold(5)	$1,497	$1,282	$1,373	$1,468
Cash costs per GEO sold(1)	$996	$726	$897	$848
AISC per GEO sold(1)	$1,419	$1,044	$1,241	$1,228
DDA per GEO sold	$502	$498	$458	$485
Gold
Production (ounces)	27,168	30,028	108,240	79,988
Sales (ounces)	26,161	29,706	107,020	79,001
Feed grade (g/t)	8.73	9.67	9.10	7.19
Recovery rate (%)	94.3	94.6	94.4	91.9
Silver
Production (ounces)	1,473,404	2,165,785	6,116,624	5,582,197
Sales (ounces)	1,427,296	2,043,439	6,163,871	5,456,296
Feed grade (g/t)	470.85	692.14	512.88	505.11
Recovery rate (%)	94.8	95.4	94.7	91.3
Financial (millions of US Dollars)
Revenue	$75.3	$100.5	$322.0	$276.5
Cost of sales excluding DDA(5)	(43.4)	(43.9)	(166.1)	(151.3)
Gross margin excluding DDA(5)	$31.9	$56.6	$155.9	$125.2
DDA	(21.9)	(27.9)	(83.0)	(74.6)
Temporary suspension costs	(0.3)	—	(2.0)	—
Impairment of mining properties	(169.3)	—	(169.3)	—
Mine operating (loss) earnings	$(159.6)	$28.7	$(98.4)	$50.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$13.0	$12.4	$42.6	$39.8
Expansionary	$—	$0.5	$0.7	$1.2
Exploration	$1.7	$1.3	$6.1	$5.6

Cerro Moro delivered a strong quarter, producing 45,161 GEO(2) comprising 27,168 ounces of gold and 1,473,404 ounces of silver. Full year production of 182,069 GEO(2) exceeded guidance of 169,000 GEO(2), with gold production of 108,240 ounces and silver production of 6,116,624 ounces exceeding guidance of 95,000 ounces and 5.3 million ounces, respectively. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the third quarter were $1,497, $996, and $1,419, respectively. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the full year were $1,373, $897, and $1,241, respectively.

For further information on the Cerro Moro scalable plant and heap leach project and other initiatives please refer to Section 5: Construction, Development and Other Initiatives.

Cerro Moro Exploration
| 15

Exploration during the fourth quarter at Cerro Moro included the completion of approximately 9,421 metres of infill drilling in 55 drill holes, 2,330 metres of exploration drilling in 26 drill holes, and 9,119 metres of exploratory scout drilling in 53 drill holes to define areas of new potential resources in the near mine and regional setting.

Infill drilling during the fourth quarter utilizing two diamond drill rigs and one reverse circulation (“RC”) rig was completed in the core mine area at Agostina, Escondida Far East, Escondida West, Gabriela, Martina, Michelle Extension, Nini and Veronica and at Naty. The infill program was successful in extending higher-grade mineralization to depth down-plunge and along strike at Escondida West, Michelle Extension, Gabriela, Martina and elsewhere. In 2023, the infill program will continue to step out from positive results generated during 2022.

Exploration drilling completed in the fourth quarter continued to test extensions of known ore shoots to depth and laterally and to test new sectors, targeting areas with potential to generate new underground resources. Drilling utilizing two surface diamond drill rigs was completed at Martina, Michelle and Naty. Results received during the quarter include several narrow high-grade intercepts at Martina, representing a new splay vein and open shoot. Positive results were also received during the quarter from Escondida Far East, Michelle Extension and Naty. At Naty, several positive intercepts were encountered extending ore shoots to the northeast.

Exploratory scout drilling completed during the quarter at Cerro Moro utilizing one surface diamond drill rig and one RC rig, included continued testing of geophysical and structural targets at Mosquito, as well as exploratory drilling at Naty NE, Agostina, Domos La Union and testing of a conceptual target related to the main fault structure at Escondida. Many results remain pending due to lab turnarounds and prioritizing infill/inferred program samples. Positive results were returned from initial exploratory drilling at Naty Parallel, a new vein splay discovery parallel and west of Naty main vein, Veta Olvidada and Ernestina vein (Agostina). While initial drill results received to date from Mosquito/Nevado have returned low-grade gold values, much of this target area remains untested.

Additional fieldwork completed during the quarter included the collection of 345 surface rock chip samples and 53 days of geological mapping and prospecting to advance regional targets (Naty SE,, Naty-Condor, La Juanita, Bella Vista – Bahia Laura project and Goniano Ventana - Berlin) as part of ongoing property wide exploratory efforts.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.
| 16

EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	300,569	301,246	1,084,772	1,098,888
Ore processed (tonnes)	342,202	326,807	1,355,596	1,304,807
GEO(2)
Production	59,288	67,901	216,450	226,330
Sales	57,867	63,943	217,516	223,375
Total cost of sales per GEO sold(5)	$1,192	$944	$1,152	$1,075
Cash costs per GEO sold(1)	$751	$582	$737	$673
AISC per GEO sold(1)	$1,027	$761	$1,012	$932
DDA per GEO sold	$440	$347	$404	$381
Gold
Production (ounces)	47,461	55,282	179,331	176,439
Sales (ounces)	46,044	52,401	179,874	174,288
Feed grade (g/t)	4.53	5.69	4.31	4.49
Recovery rate (%)	95.6	94.7	95.3	94.3
Silver
Production (ounces)	960,009	976,996	3,085,077	3,587,092
Sales (ounces)	950,236	894,366	3,110,180	3,519,973
Feed grade (g/t)	99.21	113.26	81.55	100.60
Recovery rate (%)	87.8	88.0	86.5	86.7
Financial (millions of US Dollars)
Revenue	$100.4	$115.1	$391.7	$401.5
Cost of sales excluding DDA(5)	(43.5)	(38.2)	(162.8)	(155.2)
Gross margin excluding DDA(5)	$56.9	$76.9	$228.9	$246.3
DDA	(25.4)	(22.2)	(87.8)	(85.0)
Mine operating earnings	$31.5	$54.7	$141.1	$161.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$10.0	$7.1	$37.8	$34.6
Expansionary	$0.5	$1.6	$3.9	$7.8
Exploration	$3.7	$2.3	$14.3	$15.6

El Peñón produced 59,288 GEO(2) comprising 47,461 ounces of gold and 960,009 ounces of silver during the quarter. As planned, operations entered higher-grade silver zones such as Fortuna, Providencia, Pampa Campamento and Martillo Flats, which contributed to the higher production results in the quarter. For the full year, production of 216,450 GEO(2) was largely in line with guidance.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,192, $751, and $1,027, respectively. Full year total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,152, $737,and $1,012, respectively. In relation to the comparative prior year period, costs were impacted negatively by the GEO(2) ratio.

El Peñón Exploration

Exploration conducted during the fourth quarter at El Peñón utilizing nine drill rigs (6 diamond drills and three RC rigs) included completion of approximately 20,648 metres of infill drilling in 64 drill holes, and 7,846 metres of exploration drilling in 21 drill holes, dedicated to defining new inferred mineral resources in the near mine setting.

The infill drilling program at El Peñón targeted six areas within the core mine that have demonstrated positive exploration results, including Pampa Campamento, Pampa Campamento Oeste, Pampita, Ventura, Martillo Flat SSE and Caserón 506 (Orito). The infill program continues to generate positive results, particularly within the Pampa Campamento vein system (main structure, splay and sigmoidal veins), and at Martillo Flat SSE, close to existing underground development and with the expenditure of relatively short drill holes. Pampa Campamento vein system continues to generate strong results in the lower dacite stratigraphy, where drilling has now extended mineralization continuously down to the 1170 m level, over greater than 600 metres vertical
| 17

extent, demonstrating the strength and continuity of this important vein system, which continues to be an important contribution to the mine.

Exploration drilling during the fourth quarter, utilizing one surface diamond drill rigs and one RC rig, was completed in five sectors of the core mine area, including, from north to south, Abundancia Oeste, Martillo Flat SSE, Pampa Campamento, Sorpresa Este and Caserón 506. Drilling continued to focus on sectors that were most productive in generating new resources during 2021, on ore shoot trends and higher-grade sectors as ore zones are extended to depth toward the lower dacitic unit across shallowly dipping faults, on parallel and secondary veins associated with known structures, and in search of new inferred resources at other veins (Caserón 506 and Abundancia Oeste). Results received during the quarter include positive intercepts from Caserón 506 and Pampa Campamento. The positive results from Caserón 506 are important in the context of deepening the main north-south vein systems within the rhyolite and underlying dacite horizons.

District exploration during the fourth quarter included collection of 387 surface rock chip samples and 180 soil samples and geological mapping. At the Peñón Sur target area, south of the core mine development, results from the Phase I exploration drill program highlight areas of important anomalous gold and silver values at depth, south of the highly productive El Peñón vein system of the existing mine. During the fourth quarter, work completed at Peñón Sur included preparation for planned drilling in 2023, included an ongoing compilation of drilling and geophysical data and development of an updated geological model. Expansion of the vein system south of the core mine could meet the objective of increasing production at a site that has significant excess plant capacity. The positive exploration results received at the Peñón Sur target are encouraging and provide the opportunity to add potential ounces in an easily accessible near mine setting.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2022	2021	2022	2021
Operating
Ore mined (tonnes)	233,796	180,462	836,540	817,842
Ore processed (tonnes)	274,461	201,003	966,913	940,923
GEO(2) (Gold)
Production	25,475	18,247	82,427	84,768
Sales	24,624	20,058	79,117	87,804
Feed grade (g/t)	3.12	3.05	2.87	3.03
Recovery rate (%)	92.6	92.5	92.2	92.6
Total cost of sales per GEO sold(5)	$1,590	$1,545	$1,669	$1,485
Cash costs per GEO sold(1)	$949	$911	$985	$881
AISC per GEO sold(1)	$1,272	$1,313	$1,367	$1,224
DDA per GEO sold	$637	$624	$678	$553
Financial (millions of US Dollars)
Revenue	$42.9	$35.9	$142.0	$158.0
Cost of sales excluding DDA(5)	(23.5)	(18.5)	(78.3)	(81.9)
Gross margin excluding DDA(5)	$19.4	$17.4	$63.7	$76.1
DDA	(15.7)	(12.5)	(53.7)	(48.5)
Temporary suspension costs(5)	—	(3.5)	(5.7)	(3.5)
Impairment of mining properties	(37.3)	—	(37.3)	—
Mine operating (loss) earnings	$(33.6)	$1.4	$(33.0)	$24.1
Capital expenditures (millions of US Dollars)
Sustaining and other	$3.8	$2.9	$15.6	$15.2
Expansionary	$7.6	$6.3	$23.3	$22.6
Exploration	$1.7	$3.1	$6.3	$6.5

Minera Florida produced 25,475 ounces of gold during the quarter and 82,427 ounces of gold for the year, in line with the previously provided guidance range.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the quarter were $1,590, $949, and $1,272 respectively. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the full year were $1,669, $985, and $1,367 respectively.
| 18

Minera Florida Exploration

Exploration activities at Minera Florida continued to identify extensions of known mineralized zones and generate new near mine discoveries. Drilling results continue to demonstrate good gold grades over mineable widths, with positive contributions from both silver and zinc to gold equivalent grades. Exploration during the fourth quarter included completion of approximately 16,565 metres of drilling in 118 diamond drill holes across the project. Drilling, utilizing eight diamond drill rigs, included 68 drill holes totaling 7,784 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 47 exploration drill holes totaling 7,031 metres, dedicated to defining new inferred mineral resources, and three scout drill holes totaling 1,750 metres, focused on the discovery of new potential resources in the near mine setting.

Infill drilling in the quarter, utilizing four underground drill rigs and one surface diamond drill rig, was completed in four core mine areas, including Aurora, Maqui, Mila and Cucaracha. Positive results were received from Mila and Aurora, where high-grade mineralization remains open for expansion to depth and along strike. At Mila, notable higher-grade silver and zinc values support gold equivalent values.

Exploration drilling during the fourth quarter utilizing two underground drill rigs tested three target areas in the core mine area, including Maqui Norte, Manda Norte and Mila. High-grade intercepts were reported at Maqui Norte, where mineralization remains open for further expansion laterally to the north and at depth, and at Manda Norte, where mineralization remains open down dip, and where drilling results to date suggest grades may increase with depth.

District-scale exploration activity at Minera Florida during the fourth quarter, focused on the discovery of new potential resources in the near mine setting, included completion of exploratory drilling totaling 1,750 metres in three drill holes, testing Mila Inferior, Extension Tribuna and Peumo Oeste targets. Positive results were returned from Mila Inferior, extending mineralization below the inferred resource envelope. Additional exploration activity during the quarter included collection of 173 surface rock chip samples, 350 soil samples and 35 days of geological mapping advancing multiple targets. Surface rock samples collected from the Lissete – Mina Este sector returned values ranging up to 23.00 g/t of gold, 567.0 g/t of silver as well as elevated base metals.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

Project Summary

The wholly owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the Company on its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution. Ore will be processed through a new processing plant at a planned initial average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility. Please refer to the Opportunities Providing Upside section below for a more complete list of updates surrounding the updated LOM plan, throughput, ramp-up and expected annual production.

| 19

Initial capital cost is expected to be relatively modest for an underground operation with an initial capacity of 7,000 tpd, at approximately $416.0 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities. The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once the required permits are received.

Total LOM sustaining capital estimated at $318.0 million primarily for underground mine development and mobile equipment. LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.

Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.

Fourth Quarter Progress Update

During the fourth quarter, the Company continued to advance preparations for its bulk sample program. The initiative would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical variables and optimize the processing flow sheet and mining sequence. Construction of surface facilities to support the ramp development activity and associated environmental requirements would also be advanced.

With a high level of continuity and regular geometry, combined with a relatively simple structural setting and average mineralized widths of 13 metres, Wasamac is well positioned for high-production and low-cost underground mining methods given the project’s low level of geological risk and favourable geological environment. Infill drilling results since mid-2021 confirm or exceed expected grades and widths. Similarly, the metallurgical and geomechanical assumptions used in the feasibility study are based on rigorous lab testing from drill hole samples. Bulk sampling and industrial-scale tests will build on these results, enabling development of production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.

Additionally, the bulk sample program will allow the Company to capture opportunities to optimize the processing performance by testing multiple flowsheet options and confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment. The accelerated development of the ramp will also establish drilling platforms to perform both delineation and exploration drilling at Wasamac main zones, Wildcat and potential new zones from underground.

Substantial work is also underway to select the leading technologies available for the development and operation of Wasamac. The key objectives remain to increase worker safety, minimize impact on the environment and the community, and reduce consumption of non-renewable energy and greenhouse gases. Technologies under evaluation include electric production vehicles, autonomous vehicles, bio-lubricants and ventilation on demand.

The Company relies on a collaborative approach to ensure the success of Wasamac. In this regard, Wasamac's environmental assessment process is conducted in collaboration with our stakeholders, including neighbors, and First Nations. A community relations office has now been established to further facilitate ongoing engagement with local residents and accessibility to the Company's team, as well as providing up-to-date information on the project. Complementary campaigns of environmental baseline data collection are currently underway.

For additional information on the planned Wasamac exploration initiatives, please refer to Section 7: Exploration.

Opportunities Providing Upside

In 2022, the Company completed an update of the Wasamac strategic LOM plan to 9,000 tpd, building on the 2021 feasibility study and incorporating the results of several value-adding studies that were advanced throughout the first half of 2022. The strategic plan demonstrates an improved gold production profile compared to the feasibility study, while continuing to establish Wasamac as a modern, low-cost, responsible underground mine.

Extension of the processing plant site through land acquisition and additional geotechnical drilling have allowed optimization of the underground mine design and processing plant layout. The revised layout avoids environmentally sensitive areas, improves the plant configuration, and provides additional space for ore stockpiling, while continuing to minimize impacts to the surrounding property holders. Using the revised mine designs, the mining sequence has been optimized to increase feed grades in the first two years, resulting in a faster production ramp-up.

| 20

Furthermore, the ongoing mine design and sequence optimizations could position the Wasamac mine with the option for a future incremental expansion from 7,000 tpd to 9,000 tpd in year 3 of operations, to extend the gold production profile of 250,000 ounces per year. The results of a comminution trade-off study indicate that the higher throughput of 9,000 tpd could be achieved with limited additional mechanical equipment at modest capital expenditures and without increasing the area of the plant layout.

Positive infill and exploration drilling results to date indicate the potential for a strategic mine life of 10 to 15 years at 200,000 to 250,000 ounces of gold per year, compared to the LOM average of 169,000 ounces in the feasibility study. The Wasamac deposit is not only open at depth and along strike but the underexplored secondary zones such as Wildcat are showing promising drilling results. Additional exploration targets on the property, including the adjacent Francoeur, Arntfield, and Lac Fortune properties, provide further upside.

As a result of the improved production profile in the updated strategic LOM plan, unit costs are expected to be lower than the feasibility study LOM average AISC(1) of $828 per ounce and, at the feasibility study gold price of US$1,550, the net present value would approximately double assuming the strategic mine life is extended through 2036 at 9,000 tpd.

Other opportunities that continue to be evaluated, but which are not yet included in the strategic plan include the processing flow sheet optimization to increase metallurgical recoveries by approximately 3% (for which metallurgical testing is ongoing), optimized configuration of the tailings filter plant and paste backfill plant, and increased levels of electrification, automation and renewable energy usage in the project.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Project Summary

The underground Odyssey project is located east of the current Canadian Malartic open pit operation and includes the East Gouldie, Odyssey South, Odyssey North and East Malartic mining zones with a combined mining rate of approximately 19,500 tonnes per day when operating at full capacity. Ore will be transported to surface using a combination of shaft hoisting, from the lower zones, and truck haulage, from the upper zones; all ore will be processed at the existing Canadian Malartic processing plant. Tailings will be deposited underground as paste fill and in the Canadian Malartic pit, once the pit is depleted.

A NI 43-101 technical report for Canadian Malartic was completed in March 2021, and includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. First production from the Odyssey South deposit is expected in 2023. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis.

As of December 31, 2022, the Odyssey Project contains 6.17 million ounces of gold in Indicated Mineral Resources and 9.23 million ounces of gold in Inferred Mineral Resources on a 100% basis. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. The mineralization geometry and very good rock quality are ideal for bulk mining. The East Gouldie zone in particular is at least one kilometre in height, one kilometre in strike length and typically 15 metres wide, with maximum widths of up to 80 metres. Infill drilling confirms excellent grade continuity throughout the deposit. As such, large stopes of 30 to 50 metres high by 20 metres wide are achievable.

On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs(1) per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flows generation, with no external funding required. With work in 2022 and 2023 related to the shaft sinking and the focus on surface infrastructure as further described below, capital costs are highest in 2022, and as previously disclosed, begin to decline in 2023.

Fourth Quarter Progress Update

The Company and its partner made a positive construction decision of the Odyssey project following technical study results in February of 2021.

The overall project continues to be on schedule, with the first key milestone of gold production from Odyssey South in the first quarter of 2023 achieved. For the full year 2022, capital expenditures on the Odyssey project came in above forecast due to inflationary pressures, project delays and minor scope changes. However, these cost increases were largely offset by lower capital spending at the Canadian Malartic mine. Beyond that, drilling continues to expand the Odyssey South East Gouldie zones and delineate the Odyssey internal zones, which were not previously considered in the 2021 PEA mine plan. The Odyssey team
| 21

is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flows profile starting in 2023. Further, as construction activities continue through 2028, further optimization opportunities will be pursued. Notable updates include:
◦The Odyssey project is now fully permitted with the mine production certificate of authorization received in October and the mining lease granted in November 2022.
◦Structural steel installation for the headframe reached the eighth floor in the fourth quarter of 2022, with completion to the ninth and final floor completed during the first quarter of 2023. Structural steel installation is sensitive to weather conditions, and the schedule was affected by rain and high winds in the fourth quarter of 2022. As a result, shaft sinking activities are beginning at the moment, compared to the previous estimate of early in the first quarter of 2023. This minor delay is not expected to have an impact on the East-Gouldie production schedule. The shaft house is now fully functional and the waste silo, which is not required to initiate shaft sinking.
◦In the third quarter of 2022, lateral development fully transitioned from a mining contractor to Partnership employees. For the full year, a total of 1,370 metres of ramp and 8,459 metres of lateral underground development was completed, which was essentially in line with the forecast. At year-end 2022, the main ramp had reached level 46 (a vertical depth of 460 metres), which is almost at the bottom of the Odyssey South orebody.
◦Production stope design and drilling was initiated in the fourth quarter of 2022, and the first tonnes of development ore were processed at the mill (approximately 59,000 tonnes grading 0.87 g/t gold containing 1,567 ounces of gold). Production from the Odyssey South orebody begun in at the end of March 2023.
◦Equipment availability is essentially in line or exceeding expectations and additional underground equipment was delivered in the first quarter of 2023. Tele-remote operation and automation activities are progressing well with the first full development round drilled with an automated jumbo in December 2022. The next step will be to carry out remote drilling during shift changes.
◦The emphasis in the first quarter of 2023 has been on installation of the underground escapeway and starting work on the installation of the underground paste backfill network to further facilitate the production ramp up. The startup of the paste plant remains on schedule for May 2023.

Opportunities Providing Upside

The intention of the Partnership was always to build upon the base case scenario presented in the technical study by realizing value enhancement opportunities improving the production profile and extending mine life. Throughout 2021, these opportunities have increased in confidence and definition as a result of the ongoing exploration success and the rapid advancement of the project.

Extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

In the near-term, Canadian Malartic has the opportunity to improve the gold production profile during the transition from open pit to underground mining, especially from 2026 to 2028. As a first step, the Barnat pit design was optimized, adding 290,000 ounces (100% basis) to year-end 2020 open pit mineral reserves. Processing of the marginal grade stockpile also remains an opportunity, especially if the gold price remains at current levels. Furthermore, infill drilling of the Odyssey Internal zones from the underground ramp in 2021 has defined potentially mineable zones that are currently not included in the technical study mine plan and could potentially be mined from the Odyssey South ramp within the next five years.

The initial expansionary capital of approximately $572 million (50% basis) to be spent from 2021 to 2028, with an average of approximately $70 million per year in that period, does not include any offsetting gross margin from this pre-commercial production due to amendments to the relevant accounting standard*, which represents a practical consequence of IFRS application, however cash outlays are expected to be mostly offset by 466,000 ounces (50% basis) of production during the construction period. Assuming a gold price of $1,550 per ounce, more than half of this initial expansionary capital spend would be effectively offset and subsidized from this gross margin, such that the remaining net initial expansionary capital requirements from September 30, 2022 to 2028 would be approximately $120 million, representing a very modest annual spend. Production and cash flows from the underground is expected to begin in the first quarter of 2023.

With a significant production platform, material cash flows generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. The Company is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 19,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operation, that plant capacity will always be there.
| 22

The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring. The extension of East Gouldie and discovery of Titan are examples of these underground exploration successes and opportunities. The Company’s efforts at East Amphi, Rand and Camflo also provide potential to add tonnage and production. The Camflo property, which was added to the Partnership in 2021, covers the past producing Camflo mine which had historical production of approximately 1.6 million ounces of gold. An initial evaluation of the Camflo property has identified porphyry and diorite hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to initiate an aggressive exploration program in 2023. The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed the initial 19,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.

Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production from the upper zones where a ramp will be utilized and can support a higher extraction rate, and a possible second shaft in the lower zones, where mineralization is now seen to significantly extend up-dip to the east of the inferred mineral resource.

For further details on the Odyssey Project, please refer to Yamana's February 11, 2021 press release entitled 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy'.

*The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use, and instead the margin generated from such pre-commercial activities will be included in the Statement of Operations.

Jacobina, Brazil

Project Summary

Phased expansion of the Jacobina operation in Brazil is expected to establish a gold production platform of up to 350,000 ounces per year. Jacobina’s large inventory of mineral reserves and mineral resources continues to grow faster than mining depletion, providing the basis for a multi-decade strategic mine life at low costs and high cash flow.

In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

As the Phase 2 expansion, which has now been completed, was advancing ahead of schedule, the Company has begun pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 would be expected to increase gold production to 250,000-270,000 ounces per year.

The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year. To achieve the target throughput rates, a third grinding line would be added as well as an expansion of the leaching and CIP circuits. As the third ball mill was originally planned as part of the Phase 2 Feasibility Study, engineering for Phase 4 is well advanced. A comprehensive plan, aligning the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow, is underway.

Fourth Quarter Progress Update

The Phase 2 expansion at Jacobina was successfully completed in the third quarter of 2022, establishing Jacobina’s sustainable production profile at 230,000 ounces of gold per year, as grades will increase throughout 2023 due to the reduction of reliance on stockpiles, combined with access to higher grade zones.

To support the higher processing rates, Jacobina continues to increase underground mining capacity and has prepared an inventory of lower grade stopes and stockpiled ore on surface to provide supplementary mill feed during the ramp up phase. With the higher than planned processing rates that are now anticipated, the Company continues to draw from this supplementary ore. The accelerated mine plan shows mill feed grades increasing over the next two years.

The tailings storage strategy is aligned with the accelerated expansion timeline. A comprehensive tailings storage strategy is well advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack tailings storage facility.
| 23

Opportunities Providing Upside

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration opportunities that are available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including those of the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometres. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometre long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2021, past gold production from the mine complex was well over two million ounces, with mineral reserves of 2.94 million ounces of gold and total mineral resources of approximately 6.1 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometres of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometre long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

Cerro Moro, Argentina

Project Summary

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserve and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. Upside from the aforementioned processing options would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

Fourth Quarter Progress Update

During the third quarter of 2022, ore sorting test work was completed, showing positive results with high recovery of gold and silver with a significant reduction in mass. Although further testing and analysis is required, ore sorting represents an opportunity to remove waste dilution from the mill feed and/or increase the feed grade of lower grade open pit mineralization. As such, ore sorting at Cerro Moro has the potential to replace or complement the plant expansion project. The Company continues to evaluate the ore sorting opportunity, and is currently conducting additional test work with the objective of defining the optimum sensor technology for a site-based trial in the second half of 2023.

Opportunities Providing Upside

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce greenhouse gas emissions, thereby accelerating the achievement of the Company’s 1.5ºC science-based carbon emissions reduction target.

The transition of Cerro Moro from high-cost diesel-generated electricity to wind power is the most attractive and compelling of several viable greenhouse gas reduction options. The conversion of approximately 50% of Cerro Moro's electricity requirements from diesel to wind power would meet the greenhouse gas emission reductions required between now and 2030 to achieve the Company's 1.5ºC science-based target. Further, it is expected that the transition to wind power would reduce operating costs, expand mineral reserves and mine life. A detailed evaluation, including a third-party feasibility study of this opportunity is underway. The third-party study to finalize the Company's evaluation of wind power indicates there should be a sufficient and
| 24

sustainable supply of power as the Cerro Moro area of southern Argentina is considered one of the best on-shore locations in the world for wind energy. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects.

MARA Project, Argentina (56.25% interest)

Project Summary

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprising the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera created the MARA Joint Venture pursuant to which Yamana held a controlling ownership interest in the MARA Project at 56.25%. Glencore held a 25.00% interest and Newmont held an 18.75% interest in the MARA Project. On September 23, 2022, Glencore announced it reached an agreement to acquire Newmont’s 18.75% shareholding in the MARA Project. Glencore owns 43.75% of the MARA project as of December 31, 2022. Please refer to the September 23, 2022 press release Glencore to Acquire Newmont’s 18.75% Shareholding in the MARA Project for further details.

Yamana remains the manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee continues, with representatives of the two shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

Yamana welcomes Glencore’s increased stake in the MARA Project and believes the Agreement is a positive step, as the consolidation of ownership amongst partners provides a further endorsement of the quality and strategic optionality inherent in the MARA Project, as well as underpinning its value.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the host communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of pre-feasibility study (A) ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserve, production and project cost estimates. The engineering effort for the feasibility study was substantially completed by the end of 2022 and the finalized report is expected in the first half of 2023.

The pre-feasibility study for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates will be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the
| 25

mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production;
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production;
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B);
•NPV of $1.906 billion and an increased IRR of 21.2%**; and
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and permitting processes via Yamana’s controlling interest, while considering strategic alternatives that could unlock significant value along the way. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and is one of the lowest capital intensity copper projects globally.

Fourth Quarter Progress Update

Work during the fourth quarter of 2022 focused on continuing the progress made during 2021 and the first three quarters of 2022: advancing the feasibility study engineering, mine design and planning, metallurgical test-work and geotechnical drilling campaigns, other fieldwork at site, baseline social and environmental studies, as well as permitting and working with local stakeholders. The work continues, with the drilling campaign and other fieldwork now covering the Agua Rica mine infrastructure which is now substantially complete. Testwork results and dependent engineering development, project execution planning, cost estimate preparation, and report compilation will continue through the first half of 2023.

The Company is also planning to complete deep drill holes in 2023 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

The bulk metallurgical test program is now concluded and the results are well aligned with previous results and expectations, with indicative improvements to concentrate grades and mass pull. Third party testing is also complete.. Molybdenum separation testwork continues to establish technical and economic viability.

Project engineering work during the period included drilling and testwork campaigns in the water storage and waste areas, and further development of the feasibility work in the areas of water management, ore conveying tunnel and general services, production facilities around the mine, and on flowsheet development and advancing the process design package.

Opportunities Providing Upside

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. In the fourth quarter the mine design criteria were finalized. Efforts for 2023 will be focused on updates to the mine plan, as well as to complete the process definition and continue advancing the engineering on the Alumbrera plant refurbishment, mine infrastructure, and all associated facilities to support the Feasibility Study update.

Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the ESIA. The Company plans to substantially advance the ESIA definition for MARA in parallel with project development. The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA during 2023 are
| 26

approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the largest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of the five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option envisages the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% position held in the Agua de la Falda joint venture with Codelco, located near El Salvador in the Atacama region of northern Chile. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low-capital starter-project based on the remaining oxide inventory in heap leach pads and open pits; the study demonstrated positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). NI 43-101 sets out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by Sébastien Bernier, P.Geo (Senior Director, Geology and Mineral Resources), who is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by NI 43-101.

For details, refer to the mineral reserve and mineral resource tables available on the Company's website, www.yamana.com.

| 27

For mineral reserve estimation purposes, the gold price assumption for Yamana wholly-owned operating mines of $1,250 is consistent with prior year. The Company believes that increases in mineral reserves as result of exploration and drilling are a more meaningful representation of an orebody rather than the reporting of additional mineral reserves resulting from an increase in mineral reserve estimation gold prices.

The Company's mineral reserves and mineral resources as at December 31, 2022 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources including a complete listing of metal price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table available on the Company's website, www.yamana.com and in the March 29, 2023 press release 'Yamana Gold Reports Updated Mineral Reserves And Mineral Resources Highlighting The Sustainability Of Its Production Platform'.

Proven and Probable Mineral Reserves - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
15,000
14,500
14,000
13,500
13,000
12,500
12,000
13,669
(164)
35
(11)
(2)
—
260
13,787
Total 2021
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Total 2022

| 28

Measured and Indicated Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
18,000
17,000
16,000
15,000
14,000
13,000
12,000
14,532
1,812
329
(12)
77
93
13
282
17,126
Total 2021
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Other(i)
Total 2022

(i)Other is related to Lavra Velha.

Inferred Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
17,000
16,000
15,000
14,000
13,000
12,000
15,463
(1,965)
30
(16)
(73)
(29)
197
(305)
13,302
Total 2021
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Other(i)
Total 2022

(i)Other is related to Lavra Velha.
| 29

Mineral Reserves & Mineral Resources Estimates*	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2022	2021	2022	2021	2022	2021
Canadian Malartic (50%)	1,603	1,767	—	—	—	—
Jacobina	2,973	2,938	—	—	—	—
Cerro Moro	446	457	18,571	22,180	—	—
El Peñón	931	933	33,602	29,383	—	—
Minera Florida	430	430	3,125	3,011	—	—
Wasamac	2,170	1,910	—	—	—	—
Jeronimo (56.7%)	1,082	1,082	—	—	—	—
MARA (56.25%)	4,152	4,152	56,689	56,689	6,654	6,654
Total proven & probable mineral reserves	13,787	13,669	111,987	111,264	6,654	6,654

Measured & indicated mineral resources
Canadian Malartic (50%)	3,082	1,270	—	—	—	—
Jacobina	4,136	3,807	—	—	—	—
Cerro Moro	105	117	6,255	7,834	—	—
El Peñón	825	748	27,096	25,259	—	—
Minera Florida	1,149	1,056	6,338	5,844	—	—
Wasamac	339	326	—	—	—	—
Jeronimo (56.7%)	139	139	—	—	—	—
MARA (56.25%)	1,245	1,245	8,442	8,442	1,383	1,383
La Pepa (80%)**	1,751	1,751	—	—	—	—
Lavra Velha	282	—	—	—	—	—
Monument Bay	1,787	1,787	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Total measured & indicated mineral resources	17,126	14,532	51,654	50,902	1,383	1,383

Inferred mineral resources
Canadian Malartic (50%)	4,682	6,647	—	—	—	—
Jacobina	1,934	1,904	—	—	—	—
Cerro Moro	210	226	5,076	8,159	—	—
El Peñón	808	881	30,103	28,984	—	—
Minera Florida	629	658	2,494	3,138	—	—
Wasamac	455	258	—	—	—	—
Jeronimo (56.7%)	161	161	—	—	—	—
MARA (56.25%)	1,222	1,222	21,765	21,765	2,125	2,125
Arco Sul	615	615	—	—	—	—
La Pepa (80%)**	293	293	—	—	—	—
Lavra Velha	238	543	—	—	—	—
Monument Bay	1,781	1,781	—	—	—	—
Suyai	274	274	575	575	—	—
Total inferred mineral resources	13,302	15,463	60,013	62,621	2,125	2,125
*    The assumptions used for mineral reserve and mineral resource estimates as at December 31, 2022 for all wholly-owned operating mines reported in this MD&A were $1,250 per ounce gold, $18.00 per ounce silver, and $1.25 per pound of zinc. Canadian Malartic assumptions were $1,300 per mineral reserve ounce of gold and $1,667 per mineral resource ounce of gold. Mineral resources are reported exclusive of mineral reserves, using a cut-off grade (or cut-off value) 75% of the one used for mineral reserves. The Arco Sul project mineral resource estimate uses $1,250 per ounce of gold. The Jeronimo project mineral reserve and mineral resource estimates use $900 per ounce of gold. The La Pepa project mineral resource estimate uses $1,650 per ounce of gold. The Lavra Velha project mineral resource estimate uses $1,650 per ounce of gold. The Agua Rica project (MARA) mineral reserve estimate uses $1,250 per ounce of gold, $18.00 per ounce of silver, $11.00 per pound of molybdenum, and $3.00 per pound of copper. The Agua Rica project (MARA) mineral resource estimate uses $1,600 per ounce of gold, $24.00 per ounce of silver, $11.00 per pound molybdenum, and $4.00 per pound of copper. The Alumbrera project (MARA) mineral resource estimate uses $1,300 per ounce of gold and $2.83 per pound of copper. The Monument Bay project mineral resource estimate uses $1,200 per ounce of gold. The Suyai project mineral resource estimate uses a 5.0 g/t gold cut-off grade assumption. The Wasamac project mineral reserve estimate uses $1,250 per ounce of gold. The Wasamac project mineral resource estimate uses $1,250 per ounce of gold.
**     During December 2021, Mineros Atacama SpA was issued shares representing a 20% interest in Minera Cavancha SpA, the legal entity that holds the La Pepa property. The 2021 mineral resource estimates for La Pepa reflect Yamana's 80% post-issuance interest.

Year-End Mineral Reserves and Mineral Resources Summary

The highlights of the current year are as follows:

| 30

•Track Record of Mineral Reserves Replacement: On an aggregate basis across its wholly-owned operations, the Company replaced gold mineral reserves by 104% of depletion highlighting the sustainability and longevity of its production platform.
•Continued Success of Mineral Reserve Growth at Jacobina: Jacobina had another year of mineral reserve and mineral resource growth, adding approximately 35,000 ounces of gold mineral reserves, or 117% of depletion. Gold mineral reserves have grown by 57% or more than 1 million ounces net of depletion over the past five years to 2.97 million ounces and mineral resources have increased by 80% over the same period, as detailed below. The track record of growth in mineral reserves and mineral resources at Jacobina underpins its significant prospectivity and geological upside, which supports the planned phased expansion strategy that is expected to materially increase production and cash flows, generating strong returns on investment.
•Conversion of Inferred Mineral Resources at Odyssey: At Odyssey, the ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Indicated gold mineral resources increased by over 3.81 million ounces to 6.17 million ounces with total inferred resources at year end of 9.23 million ounces (100% basis). Exploration drilling at the East Gouldie zone of the Odyssey mine also continues to grow the mineralized footprint with new intercepts to the west of the known mineral resource envelope highlighting the generational nature of the deposit.
•Fifth Consecutive Year of Increasing Mineral Reserves at El Peñón: El Peñón achieved a fifth consecutive year of adding mineral reserves in excess of depletion, with mineral reserves growing 4% to 1.37 million GEO(2), or by 123% of depletion, over the last year. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO(2) per year, while growth of mineral resources provides an inventory for future mineral reserves development.
•Company-wide Mineral Reserves and Mineral Resources Show Significant Scale: As at December 31, 2022, the Company reports 13.8 million ounces of gold mineral reserves and 112 million ounces of silver mineral reserves, relatively unchanged from the prior year. Further, the Company reports measured and indicated mineral resources of 17.1 million ounces of gold, 52 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves, with measured and indicated gold mineral resources up 18% from the prior year. Inferred mineral resources contain 13.3 million ounces of gold, 60 million ounces of silver, and 2.13 billion pounds of copper. At the Company’s development projects, mineral reserves of 7.4 million ounces of gold, 57 million ounces of silver, and 6.7 billion pounds of copper represent significant upside potential within the existing portfolio.

Further information by mine is detailed below.

Canadian Malartic including Odyssey, Canada (50%)

The Canadian Malartic & Barnat Open Pit saw a decrease of approximately 263,000 ounces of gold in proven and probable mineral reserves (reflecting the Company’s 50% interest) driven primarily by depletion of 360,000 ounces of gold (50% interest) as the Canadian Malartic pit enters into its final years of operation and open pit mining transitions to the Barnat pit. With initial production from the underground Odyssey mine at Canadian Malartic expected to commence in March 2023, an initial small portion of the indicated mineral resources at the Odyssey South deposit was converted to probable mineral reserves as at December 31, 2022, adding 98,000 ounces of gold in mineral reserves (50% interest). A substantial addition of mineral reserves is expected at the Odyssey project at year-end 2023 with the conversion of indicated mineral resources at the East Gouldie deposit where continued conversion drilling success resulted in the addition of 1.9 million ounces of gold in indicated mineral resources (50% interest) during the year.

At the Odyssey project, underground development remains on schedule with initial production and start of shaft sinking expected in March 2023. With only 7.3 million ounces, or approximately 47% of the Odyssey mineral resources included in the mine plan outlined in the March 2021 technical study on a 100% basis, there is significant upside potential to a mine life already expected to last until at least 2039. Additionally, drilling continues to delineate the Odyssey internal zones, which were not previously considered in the 2021 preliminary economic assessment mine plan. The Odyssey team is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flows profile starting in 2023.

As previously reported, exploration drilling of the East Gouldie Extension and parallel Titan zone indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie and over an approximate 2,000 metre vertical extent. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production that could come from further ramp development and from a possible second shaft at depth where mineralization remains open in all directions.

Drilling demonstrates that the East Gouldie deposit also extends significantly to the west of the mineral resource envelope at economically favourable grades and widths. Overall, drilling indicates that the East Gouldie deposit extends more than 4 kilometres along strike, of which only approximately 1.5 kilometres is currently reported as mineral resources. Thirteen drill rigs are currently active on the property, with five underground drills in the Odyssey South and Internal zones and eight surface drills focused on infilling and expanding the East Gouldie mineralization.
| 31

Jacobina, Brazil

Jacobina had another successful year of exploration, adding over 35,000 ounces of gold mineral reserves net of depletion, with additions of 239,000 gold ounces amounting to 117% of depletion. Gold mineral reserves have grown by 57% or more than 1 million ounces over the past five years to 2.97 million ounces. Mineral resources have increased by 80% over the same period, with mineral resources, exclusive of mineral reserves, increasing by 328,000 ounces of gold in measured and indicated mineral resources and 30,000 ounces of gold in inferred mineral resources versus the prior year. Mineral reserves average gold grade is unchanged from the previous year at 2.18 g/t and the Company continues to sequence lower grade stopes later in the mine life. Importantly, the rate of growth in mineral reserves and mineral resources exceeds annual depletion, supporting the Company’s strategy to sustain a multi-decade mine life and facilitating the future Phase 3 expansion to increase production up to 250,000-270,000 ounces per year. Highlights from 2022 include ongoing infill drilling success at João Belo Sul and Morro do Vento and successful exploration drilling at the new Morro do Vento Leste zone.

Cerro Moro, Argentina

At Cerro Moro, mineral reserves changed due to 2022 depletion and adjustments to the geological models, partly offset by additions to the mineral reserves inventory from successful infill and delineation drilling. While gold ounces added by drilling covered annual depletion, an updated block model at Verónica caused an overall decrease of approximately 11,000 gold ounces. Depletion during 2022 was primarily from Zoe, a higher grade silver deposit, resulting in an overall decline of approximately 3.6 million silver ounces contained in mineral reserves.

Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, which could potentially be processed with an expansion of the processing plant or through a parallel heap leach operation. The objective at Cerro Moro is to create a sustainable ten-year production platform of at least 160,000 GEO(2) per year, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement, and up to 200,000 GEO(2) per year via the alternative processing and expansion options.

El Peñón, Chile

Successful drilling at El Peñón resulted in the operation achieving a fifth consecutive year of adding new mineral reserves in excess of mining depletion, with mineral reserves growing 28% to 1.37 million GEO(2) over that period. The replacement of depletion maintains the El Peñón mine life at five to six years, with significant opportunities for further extension through conversion of inferred mineral resources and exploration potential. Infill drilling, mainly at the Pampa Campamento and Martillo Flat veins, together with the conversion of underground mineral resources to mineral resources at Chiquilla Chica, which is being reported for the first time, account for the replacement of gold ounce depletion and the increase of silver ounces contained in mineral reserves. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO(2) per year, while replacement of mineral resources provides an inventory for future mineral reserves development.

Minera Florida, Chile

At Minera Florida, new mineral reserves replaced mining depletion, extending the mine life. Gold ounces contained in mineral resources and mineral reserves have increased across most main zones with significant success at Maqui due to infill drilling and inaugural mineral reserves added at the Cucaracha zone. The robust exploration results and replacement of mineral reserves and mineral resources at Minera Florida support the plan for production increases at the operation.

Wasamac, Canada

Wasamac mineral reserves and mineral resources were updated in November 2022, with mineral reserves and mineral resources increasing across all categories and by a total of 19% since completion of the feasibility study in mid-2021. Mineral reserves have increased by 260,000 ounces or 14%, while indicated mineral resources and inferred mineral resources have increased by 4% and 76% respectively.

The growth in mineral reserves and mineral resources is the result of infill drilling, the success of which has contributed to an updated mineral resource model and stope designs, with the average horizontal stope width increasing from 12.6 metres in 2021 to 13.6 metres in 2022. As such, the additional mineral reserves are expected to be accessible at a lower unit cost, with an improved ratio of gold ounces per development metre.

The positive results support the expanded production plan at 9,000 tpd, with a gold production profile of 200,000 to 250,000 ounces per year compared to the LOM average of 169,000 ounces in the 2021 feasibility study, while maintaining a mineral reserves life of nearly 10 years. With conversion of mineral resources and exploration potential, the Company is confident that mine life will extend at least 15 years.

| 32

7.    EXPLORATION

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2022	2021	2022	2021
Exploration and evaluation capitalized*	$14.1	$19.6	$64.0	$68.1
Exploration and evaluation expensed**	10.0	6.8	39.8	31.6
Total exploration and evaluation expenditures	$24.1	$26.4	$103.8	$99.7
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the fourth quarter, exploration drilling and other field activities progressed as planned, with COVID-related impacts to activities limited mainly to persistent analytical laboratory delays in some areas, which continue to improve gradually.

The Company is continuing to advance its regional exploration projects, with particular focus presently placed on Jacobina Norte and Lavra Velha, Bahia state, Brazil, which currently represent the best opportunities for advancement of the goals of the generative exploration program. Jacobina Norte, located north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects, covering over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state, where surface work and drilling has defined significant near-surface gold mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Elsewhere in Brazil, exploratory work continued during the quarter on the Company’s Ivolândia, Borborema, Monte do Carmo and Colider projects, with collection of soil and rock samples, geological mapping, 3D inversion of geophysical data and lithogeochemical studies. At Ivolandia, six shallow drill holes tested the Arenopolis target, with most results pending.

Generative exploration in Chile during the fourth quarter included surface evaluation and target development of early-stage Yamana projects and review of third party early stage opportunities, included several near to the Company’s Minera Florida and El Peñón operations, as well as field investigations associated with ongoing regional target generation programs in a number of prospective gold belts. Surface samples collected in Chile during the quarter across all projects totaled 379 rock and 205 soil and stream sediment samples. Terraspec analysis was completed on 569 samples and 48 days of geological mapping were completed.

In Argentina, the focus of the generative program during the fourth quarter was advancing the Company’s Las Flechas project, San Juan province, and Falcon project, Santa Cruz province. At Las Flechas, continued surface rock and soil sampling and geological mapping programs were carried out along with camp set up and related logistical work, in preparation for a planned 2023 drilling program. Recent soil and rock sampling at Las Flechas has defined excellent drill targets at Cerro Dante and at the recently discovered Silca Este target. At the Company’s Falcon project, generative work included expanding soil and surface rock sample coverage at this developing prospect. Exploration activities conducted elsewhere in Argentina during the quarter included evaluation and target development at early-stage Yamana projects, evaluation of third party properties and ongoing regional targeting initiatives in mining-friendly jurisdictions. Fieldwork completed across all projects during the quarter included the collection of 465 surface rock samples, 1,552 soil and stream sediment samples, Terraspec analysis of 734 samples and 175 days of geological mapping and field investigations.

In North America, at Monument Bay, Manitoba, results from the 2021 deep drilling program continue to be evaluated with planning for the next steps for the project ongoing. Exploration drilling continued during the fourth quarter at the Company’s advanced stage Wasamac property, in the Abitibi-Témiscamingue region, Quebec, where ongoing infill drilling continues to improve confidence and demonstrate the wide, consistent nature of mineralization at the Wasa deposit. Ongoing exploration drilling continues to intercept important zones of mineralization outside of known resources, in particular at the Wildcat and Wildcat South targets, located north of the Cadillac Break. Phase I exploration drilling on the Francoeur property was completed in the third quarter, testing the prospective Francoeur Shear Zone corridor. Modeling of the Francoeur drill data was completed in the fourth quarter in preparation for a planned follow-up 2023 drill program. Data compilation in preparation for a planned initial drill program was completed on the recently developed Orogen Royalties Inc. Callaghan-Charlie property option, located in central Nevada, following a successful 2022 field program. Planned drilling at Callaghan-Charlie will target Carlin-type mineralization in favorable lower plate rocks. Initial exploration activities including a successful ten hole, 1,940 metre due diligence diamond drilling program completed in the third quarter on the Sangold option property, located near Foleyet, Ontario, west of the Timmins camp, was followed up in the fourth quarter with data compilation in preparation for a follow-up Phase II exploration drilling campaign planned for 2023.

| 33

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of exploration has been the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored and hosts potential for additional discovery. A smaller but important component of recent exploration at Monument Bay has been the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. A 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four-kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 metres (TL-21-732) and 4.20 g/t of gold over 6.28 metres, including 2.58 metres grading 7.48 g/t of gold (TL-21-727B) as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'. These and other results are being evaluated as next steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics, together with results from government geological survey geochemical results collected from glacial till, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and recently completed an archeology study. Pending conclusion of community consultation and permitting, exploration work is anticipated to be completed in 2023. Data compilation and drill target refinement have been completed in preparation for an anticipated Phase I field program.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities progressed as planned during the fourth quarter at Wasamac. Infill drilling of the Wasamac mineral resource in the fourth quarter, designed for increasing confidence in the current mineral resource model and converting inferred mineral resources to indicated mineral resources included one drill hole totaling 651 metres. Exploration drilling completed in the quarter totaled 6,312 metres in seven drill holes completed at the Wildcat and Wildcat South structures.

In total, 30,242 metres in 48 drill holes of infill drilling were completed during the 2022 program, resulting in a resource model update, which generated a 14% increase in mineral reserves and 4% and 76% increase, respectively, in indicated mineral resources and inferred mineral resources (reported in the November 9, 2022 press release ‘Ongoing Exploration Success Continues To Underpin Project Pipeline For Growth And Longevity; Strong October Production Exemplified Operation Excellence And Positions The Company Well To Meet Annual Guidance’). Infill drilling highlights reported in the November 9, 2022 press release include the following uncut, estimated true width intervals: WS-21-561, 3.74 g/t of gold over 6.73 metres, including 3.32 metres grading 6.38 g/t of gold; WS-22-575, 4.53 g/t of gold over 10.45 metres, including 3.18 metres grading 7.89 g/t of gold; WS-22-592, 6.20 g/t of gold over 7.15 metres, and 10.00 g/t of gold over 4.35 metres; WS-22-602, 3.48 g/t of gold over 13.28 metres, including 2.42 metres grading 10.73 g/t of gold, and 6.11 g/t of gold over 4.24 metres, including 1.65 metres grading 13.07 g/t of gold; and WS-22-605, 5.60 g/t of gold over 12.17 metres. Further, as previously reported in the April 4, 2022 press release 'Yamana Gold Announces Positive Exploration Results, Underpinning Strategic Upside At El Penon, Odyssey And Wasamac, Announces Completion of TCFD Climate Action Report Relating to Recently Announced Climate Action Strategy, And
| 34

Notes Investor Day On April 5', and in the July 27, 2022 press release 'Yamana Gold Announces Positive Exploration Results Underpinning Strategic Upside At Odyssey And Wasamac; East Gouldie Exploration Drilling Continues to Highlight Significant Expansion Potential; Infill Drilling Results at Wasamac Support an Expanded Production Scenario' drill hole highlights from infill drilling continue to demonstrate the wide and consistent nature of mineralization along the Wasa shear zone, including estimated true width intercepts: WS-21-556 with 3.17 g/t of gold over 14.78 metres; WS-21- 539 with 3.41 g/t of gold over 5.02 metres; WS-21-532 with 2.30 g/t of gold over 16.71 metres; WS-22-570, 5.70 g/t of gold over 9.74 metres, including 3.50 metres grading 10.44 g/t of gold; WS-22-566, 5.88 g/t of gold over 11.05 metres, including 2.26 metres grading 19.55 g/t of gold; WS-22-568, 5.45 g/t of gold over 16.80 metres, including 14.90 g/t of gold over 3.23 metres and including 13.78 g/t of gold over 1.58 metres; and WS-22-589, 5.05 g/t of gold over 54.06 metres, including 7.09 metres grading 18.18 g/t of gold.

Exploration drilling completed in the fourth quarter at the Wildcat target tested extensions along strike and down dip of drilling reported in the September 13, 2021 press release ‘Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program, Which Continues to Show Significant Progress of Both Advanced and Early Stage Exploration Projects’, and east from discovery drill hole WS-21-524 at Wildcat South, reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects'. Drill hole WS-21-524 intercepted two new mineralized zones, referred to as Wildcat South #1 and #2 zones, including an upper interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres, at a downhole depth of 402.93 metres. The current drilling at Wildcat and Wildcat South continues to generate positive results at this important regional target, where additional exploration drilling is planned.

Francoeur, Canada

The Wasamac property was expanded during the second quarter of 2021 with the acquisition of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beauchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties was completed during the second quarter. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre long western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling on Francoeur was carried out during the third quarter, following completion of data compilation, integration, and target definition, with objectives of adding mineral resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine. Drilling completed in the quarter included 17 exploration drill holes totaling 7,323 metres, testing historic known mineralization and new exploration targets along the highly prospective Francoeur and Arntfield Shear Zone. During the fourth quarter, ongoing fieldwork at Francoeur included geological mapping and target definition, and the collection of 123 surface rock chip samples. Additional work completed on Francoeur during the fourth quarter included initial modeling of a potential mineral envelope at Francoeur-Arntfield to guide resource definition drilling planned for 2023.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping, stacked near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. This will lead to further studies to define the economic potential of the project as a possible heap leach operation. Exploration has defined numerous additional gold-(copper) anomalies in soil and rock, which are being advanced and drill tested as part of the ongoing exploration program. In addition, an IP survey, consisting of approximately 45 line-kilometres was completed in the third quarter and results have generated short-term drill targets that will be tested in 2023. There are a number of significant drill targets on the 68,500-hectare property, and Lavra Velha represents one of the immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization.

Exploration activity at Lavra Velha during the fourth quarter included data compilation and review from recently completed drilling, reprocessing of regional and project airborne geophysical data to generate an integrated 3D magnetic inversion model, and lithogeochemical, structural and petrographic studies, significantly advancing the understanding of the geological and structural controls on mineralization at Lavra Velha. Additional generative work completed on the property during the fourth quarter included collection of 32 surface rock chip samples and preliminary geological mapping at the regional Mercês target, located 20 kilometres south of Lavra Velha within a similar geological and structural context, where rocks have returned values of up to greater than 10.0 g/t of gold.

| 35

Planned 2023 drilling at Lavra Velha will target near surface chargeability and resistivity anomalies from the recently completed ground IP geophysical survey, focusing on the Flanco Leste area approximately one kilometre east of the Lavra Velha resource.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Three exploratory drill holes totaling 573 metres were completed on the Jacobina Norte property during the fourth quarter, targeting the Curralinho sector. Drilling completed at Curralinho included two drill holes targeting soil anomalies and anomalous surface rock samples containing up to 22.0 g/t of gold related to the Torrinha Reef at Curralinho Norte and one drill hole testing soil anomalies at Curralinho Sul, where individual soil samples range up to 3.13 g/t of gold. Drilling completed at Curralinho Norte intersected the Torrinha and Maroto reefs with strong oxidation and fuchsite alteration corresponding with anomalous gold values over broad intercepts. Curralinho target consists of areas of strongly anomalous soil samples and rock chip samples extending along an approximate 3.0 kilometre strike length.

Additional exploration activity completed in the fourth quarter included collection of 1,282 surface soil and rock samples and 58 days of detailed geological mapping, advancing historic targets Entry Point and Jaqueira, located in the northern portion of the 70 km long Eastern Gold Belt (Cruz das Almas Formation). At Entry Point, where seven prospective conglomerate layers have been identified during geological mapping, positive rock samples define a 1.0 kilometre trend, where individual samples have returned up to 11.86 g/t of gold. Select historic drilling intercepts at Entry Point include EP006, 1.55 g/t of gold over 5.39 metres, including 2.58 metres grading 2.76 g/t of gold and EP008, 2.1 g/t of gold over 2.50 metres. At Jaqueira, located approximately ten kilometres north of Entry Point, individual rock sample results in conglomerate layers range up to 32.59 g/t of gold. Planned 2023 exploration drilling will test the Entry Point and Jaqueira targets.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils, referred to as the São Francisco anomaly. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). The latest round of drilling results, reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program, Which Continues to Show Significant Progress of Both Advanced and Early Stage Exploration Projects’, included the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold,
| 36

1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020). Disseminated and massive sulfide mineralization at the São Francisco target is now defined semi-continuously along a 2.3-kilometre east-west corridor, which remains open for expansion along strike and down dip. Since completion of the initial exploration drilling campaigns, a high-resolution airborne magnetics and radiometric geophysical survey was completed in late 2021 over a 200-square kilometre area at Borborema, and has since been integrated into the property database, generating several new potential areas of interest and identifying key structural and stratigraphic features, which are expected to aid in drill targeting and prioritization of drilling and other activities.

Exploration activities completed at Borborema during the fourth quarter included collection of 843 soil and 47 rock samples and geological mapping at São Francisco and at regional targets Atoleiro and Tabira, located approximately 20 kilometres northeast of São Francisco. Atoleiro and Tabira targets host gold in quartz veins and banded iron formation related gold mineralization where rock chip sample assays range up to 38 g/t of gold. Additional activities during the quarter include completion of 29 line-kilometres of IP geophysical surveys at the São Francisco and Tabira target areas, generation of an integrated 3D magnetic inversion model from 2022 airborne magnetic data, and lithogeochemical, structural and petrographic studies. At São Francisco, IP survey results highlight a series of chargeability anomalies similar to IP responses associated with massive sulphide mineralization at the São Francisco target, generating a number of significant exploration drill targets for future consideration.

While the Company will continue to advance Borborema, the project as currently understood is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American, Aura Minerals, Nexa Resources and others. Yamana has completed soil and rock geochemistry surveys, geological mapping and an initial round of exploratory drilling in 2021 on parts of its 19,700-hectare property, with several drill-ready gold and polymetallic targets defined. While initial drilling has returned low-grade gold and base-metal (copper, lead and zinc) intercepts, much of the property remains untested. Exploration work completed at Colíder in 2021 at the central Bororó target, on the recently acquired Peixotinho property, located 10 kilometres south of main Colíder claim block, defined a 1.4 kilometre long silver and gold anomaly in soils, where historical surface rock chip sample results range up to 3.97 g/t of gold and 45.0 g/t of silver, warranting follow-up evaluation. Fieldwork completed at Colider during the fourth quarter included the collection of 182 surface rock and 198 soil samples and geological mapping at Bororó, Cambará and Capim targets. Sampling at Bororó has returned results ranging up to 35.9 g/t of gold and greater than 100 g/t of silver in rocks associated with areas hosting quartz stockwork veins and veinlets, disseminated sulphides and hydrothermal alteration developed within host volcanic rocks. Mapping and sampling continues to expand the known alteration zone at Bororó and elsewhere on the property and may be followed up with additional studies including geophysics in the current year.

Ivolândia, Brazil

Ivolândia represents an early stage exploration project located in the Neoproterozoic Jaupaci meta-volcanosedimentary sequence of the Goias Magmatic Arc (GMA), Goias state, a prospective environment for gold and copper-gold exploration. The focus of exploration has been the Ivolândia target, with several secondary targets being advanced concurrently on this large property package. The Ivolândia target represents a metamorphosed, shear hosted, quartz vein related orogenic gold system. Recent structural re-interpretations have allowed the Company to successfully target down plunge extensions of higher-grade portions of the mineralized envelop, which remain open. Drilling in the first two quarters of 2022 at the Ivolândia target included completion of approximately 1,658 metres of drilling in nine drill holes, targeting the southern and northern extensions of sheared and altered, metavolcanic-hosted quartz veinlet- and vein-related pyrite-arsenopyrite mineralization and disseminated mineralization at the Ivolândia target, generating both wider zones of low-grade gold mineralization, potentially amenable to bulk mining methods, and higher-grade intercepts. Recent drilling confirms the low angle plunge associated with mineralization and has defined a second parallel zone, both remaining open down plunge. Currently, mineralization has been encountered in drilling along an approximate 1,000 metre strike length and to depths of up to 200 metres below surface. Surface sampling in 2021 and 2022 has expanded the potential target area at Ivolândia to the north, where anomalous gold values occur in soil and rock chip samples.

Field activities completed during the fourth quarter included the completion of six exploration drill holes totaling 764 metres at the Company’s Arenopolis property, located approximately 70 kilometres west of Ivolândia, targeting anomalous gold and copper values in surface rock and soil samples along an approximate 12 kilometre long zone within a north-northwest trending greenstone belt. Additional activities completed in the quarter included the collection of 1,042 soil and surface rock chip samples at regional targets Boa Vista, Partida-Brumado and Esmeril, RAB (Rotary Air Blast) drilling at Boa Vista target, 3D inversion of airborne magnetic geophysical data and petrographic studies of samples from Ivolândia and Boa Vista targets. Interpretation of 3D inversion data has identified a north-south trending, regional scale structure hosting gold mineralization at the Ivolândia target, which can be traced for least 12 kilometres along strike, opening up potential new target areas for follow up evaluation.

| 37

8.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$366.5	$525.0	$651.2
Current assets (including cash and cash equivalents)	697.0	835.5	917.9
Non-current assets	5,754.5	7,547.2	7,504.9
Total assets	$6,451.5	$8,382.7	$8,422.8
Current liabilities	485.5	445.8	441.8
Non-current liabilities (excluding long-term debt)	1,498.4	1,960.9	1,814.9
Long-term debt	774.3	772.8	993.8
Total liabilities	$2,758.1	$3,179.5	$3,250.5
Equity attributable to Yamana Gold Inc. equity holders	3,279.5	4,395.9	4,346.3
Non-controlling interests	413.9	807.3	826.0
Total equity	$3,693.4	$5,203.2	$5,172.3
Working capital(4)	$211.5	$389.7	$476.2

Total assets were $6.5 billion as at December 31, 2022, compared to total assets of $8.4 billion as at December 31, 2021, with the decrease attributable to the impairment taken in relation to the transaction. The Company’s asset base is primarily non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value-added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at December 31, 2022, were $2.8 billion compared to $3.2 billion as at December 31, 2021. The Company's liability base is primarily comprised of long-term debt and other non-current liabilities such deferred tax liabilities, and environmental rehabilitation provisions. Other significant liabilities include: trade payables, current income taxes payable and provisions.

Cash and Working Capital

Cash and cash equivalents were $366.5 million as at December 31, 2022, compared to $525.0 million as at December 31, 2021. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash held by the MARA subsidiary, with a December 31, 2022 balance of $210.0 million, and a December 31, 2021 balance of $217.3 million. The Company had working capital of $211.5 million as at December 31, 2022, compared to working capital of $389.7 million as at December 31, 2021.

Net change in working capital movement was a cash inflow of $30.3 million for the three months ended December 31, 2022. Working capital for the quarter was impacted by several items including:
•An increase related to higher trade and other payables and employee related accruals, partially offset by;
•Net increases in finished goods, and material and supply inventory levels at certain mines.

Net change in working capital movement was a cash outflow of $12.2 million for the year ended December 31, 2022. Working capital for the year was impacted by several items including:
•Net increases in finished goods, stockpile and materials and supplies inventories at certain mines, the latter to mitigate current geopolitical conflict risks. This was partially offset by;
•An increase related to higher trade and other payables, including employee related accruals, and;
•A net draw down of the Company's working capital facilities.

Total Debt

Total debt was $774.3 million as at December 31, 2022, in line with $772.8 million as at December 31, 2021. Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at December 31, 2022, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

| 38

The Company’s near-term financial obligations include financial commitments of $188.2 million. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash position.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2022	2021	2022	2021
Cash flows from operating activities	$24.0	$238.2	$528.1	$742.3
Cash flows (used in) from operating activities before net change in working capital	$(6.3)	$230.8	$540.3	$784.6
Cash flows used in investing activities	$(154.3)	$(117.4)	$(519.4)	$(399.7)
Cash flows used in financing activities	$(41.5)	$(55.7)	$(162.5)	$(467.5)
Net free cash flows(1)	$112.8	$188.4	$469.7	$547.4
Free cash flows available before dividends and debt repayments(1)	$3.9	$119.7	$116.1	$328.5

Operating Activities

Cash flows from operating activities for the three months ended December 31, 2022 were $24.0 million, compared to $238.2 million for the comparative period in 2021. Included in cash flows from operating activities in the current period was a $150.0 million net cash outflow resulting from the $300.0 million termination fee paid to Gold Fields upon termination of the arrangement agreement between Yamana and Gold Fields, partially offset by $150.0 million received from Pan American as part reimbursement for the termination fee paid. Operating cash flows were also affected, to a lesser degree, by lower sales volumes and lower average realized gold and silver prices(1) in the current quarter, combined with an increase in costs driven by inflationary pressures.

Cash flows from operating activities for the year ended December 31, 2022 were $528.1 million, compared to $742.3 million for 2021. Cash flows from operation activities in the current year were most significantly affected by the impact of the net cash outflow of $150.0 million associated with the termination fee paid, as discussed above, and, to a lesser degree, by the increase in costs driven by inflationary pressures, which lowered margins.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flows, refer to Section 12: Non-GAAP Financial Performance Measures.

Investing Activities

For the three months ended December 31, 2022, net cash outflows from investing activities were $154.3 million compared to $117.4 million in the comparative quarter. Net cash outflows in the current quarter were comprised primarily of capital expenditures of $155.0 million (2021: $117.9 million). The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company continues development work on the Odyssey underground project; at Jacobina where the phased expansion continues to progress; and at the MARA project where the Company and its joint venture partner work towards completion of a feasibility study and ESIA.

For the year ended December 31, 2022, net cash outflows from investing activities were $519.4 million compared to $399.7 million in 2021. Net cash outflows in the current year were comprised primarily of capital expenditures of $504.8 million (2021: $384.6 million), and the acquisition of investments and other assets of $11.1 million (2021: $25.0 million), most notably the Company's minority position investments in certain prospective exploration-stage companies in Canada. Cash outflows in the current year were partially offset by the $10.0 million in deferred cash consideration received from Nomad in May 2022 in connection with the sale of the Royalty Portfolio to Nomad in May 2020. Cash outflows in the comparative year also included $44.8 million being the net cash consideration paid in the acquisition of Monarch Gold in the first quarter of 2021, partially offset by the proceeds received on the sale of investments (primarily shares in other companies held by Yamana) of $61.5 million. Consistent with the three month period above, the increase in capital expenditures from 2021 was primarily attributable to Canadian Malartic, Jacobina, and MARA as well as at the Wasamac Project, where the Company announced a development decision in July 2021.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

| 39

Financing Activities

In the three months ended December 31, 2022, net cash outflows from financing activities were $41.5 million compared to $55.7 million in the comparative quarter. Cash outflows from financing activities in the current quarter included dividend payments of $28.7 million (2021: $28.8 million), interest payments on long-term debt of $9.5 million (2021: $8.3 million) and lease payments of $6.3 million (2021: $5.8 million), partially offset by cash contributions received from MARA non-controlling interests of $7.0 million (2021: $4.8 million). Cash outflows in the comparative quarter also included payments for the repurchase of certain of the Company's shares of $14.1 million.

In the year ended December 31, 2022, net cash outflows from financing activities were $162.5 million compared to $467.5 million in 2021. Cash outflows from financing activities in the current year included dividend payments of $114.6 million (2021: $104.1 million), interest payments of $35.0 million (2021: $47.2 million) and lease payments of $23.4 million (2021: $19.2 million), partially offset by cash contributions received from MARA non-controlling interests of $19.7 million (2021: $18.6 million). Cash outflows in the comparative year also included net repayments of $223.8 million on the Company's senior notes, along with the associated $53.3 million in early redemption fees, and payments for the repurchase of certain of the Company's shares of $28.3 million.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	December 31, 2022	December 31, 2021
Shareholders’ equity	$3,693.4	$5,203.2
Debt	774.3	772.8
	4,467.7	5,976.0
Less: Cash and cash equivalents	(366.5)	(525.0)
	$4,101.2	$5,451.0

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2022, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$—	$—	$282.9	$500.0	$782.9
Interest	28.7	57.4	53.6	47.7	187.4
Leases	38.8	39.9	11.2	10.1	100.0
Capital and other financial commitments	88.1	53.5	4.1	1.0	146.7
Environmental rehabilitation provisions	32.6	57.0	39.4	456.1	585.1
Total contractual obligations and commitments	$188.2	$207.8	$391.2	$1,014.9	$1,802.1
*    Additionally, as at December 31, 2022, the Company had outstanding letters of credit totalling $96.1 million (C$130.2 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $56.6 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $26.6 million representing security guarantees in Brazil, $3.0 million representing guarantees for suppliers at Cerro Moro and $1.6 million (C$2.1 million) representing letters of credit at Wasamac.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. There are no options issued or outstanding. The following table summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	March 29, 2023	December 31, 2022
Common shares issued and outstanding	962,197	961,003
Restricted share units	1,241	2,453

| 40

9.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months and year ended December 31, 2022, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended December 31, 2022, spot gold prices averaged $1,729 per ounce, representing a decrease of 4% compared to $1,795 per ounce in the fourth quarter of 2021. Prices ranged between $1,629 and $1,824 per ounce during the fourth quarter of 2022. As at December 31, 2022, the closing price was $1,814 per ounce.

Gold prices moved higher in the fourth quarter of 2022, driven primarily by a weakening US dollar, on the back of cooler than expected inflation data and a moderation of rate hike expectations. Prices continue to be driven by nominal and real rates, US Federal Reserve policy signals and the US dollar, and geopolitical risk. Investor liquidation was evident as global ETF holdings saw their eighth consecutive month of outflows in December. In the short-term, gold prices are likely to continue to be driven by the US dollar, nominal and real yields, the challenging inflation backdrop, and geopolitical risk. Going forward, relatively accommodative global monetary policies, continued inflationary pressures, combined with sustained investor and central bank interest should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2022. Turkey and Egypt are notable buyers. Geopolitical trends, inflationary concerns and higher oil prices should continue to support central bank purchases.

| 41

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Argentine Peso, and Chilean Peso all weakened against the US Dollar, while the Brazilian Real strengthened, during the three months ended December 31, 2022, compared to the same quarter of 2021. In the short term, these currencies will continue to be impacted by specific regional events and central bank monetary policies. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended December 31,			For the year ended December 31,			As at December 31,	As at December 31,
	2022	2021	% *	2022	2021	% *	2022	2021	% *
USD-CAD	1.3580	1.2600	7.8%	1.3017	1.2537	3.8%	1.3544	1.2678	6.8%
USD-BRL	5.2558	5.5827	-5.9%	5.1648	5.3950	(4.3)%	5.2177	5.5805	(6.5)%
USD-ARS	162.537	100.496	61.7%	130.713	95.096	37.5%	177.160	102.720	72.5%
USD-CLP	916.20	825.23	11.0%	873.19	759.07	15.0%	855.86	844.69	1.3%
*    Positive variance represents a US Dollar appreciation in relation to the foreign currency.

| 42

As at December 31, 2022, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Min. average call price*	Max. average put strike price*	Total (millions)
Brazilian Real to USD
January 2023 - December 2024	R$5.25	R$5.93	R$432.0
Chilean Peso to USD
January 2023 - December 2024	CLP$825	CLP$889	CLP$111,900.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos.

In addition, as at December 31, 2022, the Company had forward contracts as follows:

	FX/USD forward rates (range)*	Total (millions)
Brazilian Real to USD
January 2023 - December 2024	R$5.53	R$576.0
Chilean Peso to USD
January 2023 - December 2024	CLP$858	CLP$128,100.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos

10.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

11.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied are described in Note 3 to the Company's consolidated financial statements for the year ended December 31, 2022.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.
The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended
December 31, 2022 are disclosed in Note 4 to the Company's consolidated financial statements for the year ended December 31, 2022.

12.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver
| 43

production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold-to-silver price ratio for the relevant period.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flows;
•Free cash flows before dividends and debt repayment; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

CASH COSTS AND ALL-IN SUSTAINING COSTS PER GEO SOLD

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA and standby and other incremental COVID-19 costs, realized gains from foreign exchange mechanisms utilized to benefit local currency production costs, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized, accretion and amortization of reclamation and remediation, and excludes non-recurring items. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In
| 44

addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC, for the years ended December 31, 2022, and December 31, 2021. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended December 31, 2022			For the three months ended December 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(5)	$209.8	$209.8	$—	$185.2	$185.2	$—
DDA	126.3	126.3	—	125.7	125.7	—
Total cost of sales(5)	$336.1	$336.1	$—	$310.9	$310.9	$—
Cash cost adjustments:
DDA	(126.3)	(126.3)	—	(125.7)	(125.7)	—
Standby and other incremental COVID-19 costs(5)	(0.3)	(0.3)	—	(5.2)	(5.2)	—
Impact of realized foreign exchange gains	—	—	—	—	—	—
Total cash costs	$209.5	$209.5	$—	$180.0	$180.0	$—
AISC adjustments:
General and administrative expenses(6)	52.2	28.1	24.1	20.0	20.0	—
Community costs in other operating expenses	5.2	5.2	—	2.7	2.7	—
Reclamation & remediation - accretion & amortization	8.8	6.3	2.5	8.7	6.8	1.8
Exploration capital expenditures	14.1	7.7	6.4	19.6	8.4	11.1
Exploration and evaluation expenses	10.0	0.8	9.2	6.8	0.7	6.1
Sustaining capital expenditures	46.2	46.2	—	44.4	44.4	—
Leases (IFRS 16 Adjustment)	8.0	8.0	—	6.7	6.7	—
Total AISC		$311.8			$269.7
GEO sold(2)		264,539			280,409
Total cost of sales per GEO sold(5)		$1,271			$1,109
Cost of sales excluding DDA per GEO sold(5)		$793			$660
DDA per GEO sold		$478			$448
Cash costs per GEO sold		$792			$642
AISC per GEO sold		$1,179			$962

| 45

Cash Cost & AISC Reconciliation - Total	For the year ended December 31, 2022			For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA(5)	$778.1	$778.1	$—	$729.0	$729.0	$—
DDA	466.8	466.8	—	447.9	447.9	—
Total cost of sales(5)	$1,244.9	$1,244.9	$—	$1,176.9	$1,176.9	$—
Cash cost adjustments:
DDA	(466.8)	(466.8)	—	(447.9)	(447.9)	—
Standby and other incremental COVID-19 costs(5)	(7.0)	(7.0)	—	(34.0)	(34.0)	—
Impact of realized foreign exchange gains	(2.2)	(2.2)	—	—	—	—
Total cash costs	$768.9	$768.9	$—	$695.0	$695.0	$—
AISC adjustments:
General and administrative expenses(6)	121.0	91.3	29.7	74.8	74.8	—
Community costs in other operating expenses	10.2	10.2	—	6.5	6.5	—
Reclamation & remediation - accretion & amortization	34.9	25.2	9.7	34.6	27.2	7.4
Exploration capital expenditures	64.0	33.3	30.7	68.1	34.9	33.2
Exploration and evaluation expenses	39.8	3.4	36.4	31.6	2.7	28.9
Sustaining capital expenditures	170.1	170.1	—	173.7	173.7	—
Leases (IFRS 16 Adjustment)	29.1	29.1	—	24.3	24.3	—
Total AISC		$1,131.5			$1,039.1
GEO sold(2)		1,006,465			1,009,262
Total cost of sales per GEO sold(5)		$1,237			$1,166
Cost of sales excluding DDA per GEO sold(5)		$773			$722
DDA per GEO sold		$464			$444
Cash costs per GEO sold		$764			$689
AISC per GEO sold		$1,124			$1,030

| 46

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2022
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$209.8	$68.8	$30.6	$43.4	$43.5	$23.5	$—
DDA	126.3	44.2	16.7	21.9	25.4	15.7	2.4
Total cost of sales	$336.1	$113.0	$47.3	$65.3	$68.9	$39.2	$2.4
Cash cost adjustments:
DDA	(126.3)	(44.2)	(16.7)	(21.9)	(25.4)	(15.7)	(2.4)
Standby and other incremental COVID-19 costs	(0.3)	(0.2)	—	—	—	(0.1)	—
Impact of realized foreign exchange gains	—	—	—	—	—	—	—
Total cash costs	$209.5	$68.6	$30.6	$43.4	$43.5	$23.4	$—
AISC adjustments:
General and administrative expenses(6)	52.2	0.6	0.2	0.3	0.4	0.6	50.1
Community costs in other operating expenses	5.2	3.5	—	1.6	—	—	0.1
Reclamation & remediation - accretion & amortization	8.8	3.9	0.5	0.4	0.4	0.9	2.7
Exploration capital expenditures	14.1	—	0.6	1.7	3.6	1.6	6.6
Exploration and evaluation expenses	10.0	0.1	0.1	—	—	—	9.8
Sustaining capital expenditures	46.2	12.9	6.1	13.0	10.0	3.8	0.4
Leases (IFRS 16 Adjustment)	8.0	0.2	3.4	1.4	1.4	1.1	0.5
Total AISC		$89.8	$41.5	$61.8	$59.3	$31.4
GEO sold(2)		89,402	49,042	43,604	57,867	24,624
Total cost of sales per GEO sold		$1,264	$965	$1,497	$1,192	$1,590
Cost of sales excluding DDA per GEO sold		$770	$624	$995	$752	$953
DDA per GEO sold		$494	$340	$502	$440	$637
Cash costs per GEO sold		$768	$624	$996	$751	$949
AISC per GEO sold		$1,004	$846	$1,419	$1,027	$1,272

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$185.2	$62.3	$22.2	$43.9	$38.2	$18.5	$—
DDA	125.7	45.4	15.2	27.9	22.2	12.5	2.5
Total cost of sales(5)	$310.9	$107.7	$37.4	$71.8	$60.4	$31.0	$2.5
Cash cost adjustments:
DDA	(125.7)	(45.4)	(15.2)	(27.9)	(22.2)	(12.5)	(2.5)
Standby and other incremental COVID-19 costs(5)	(5.2)	(0.5)	(0.2)	(3.2)	(1.0)	(0.2)	—
Total cash costs	$180.0	$61.8	$22.0	$40.7	$37.2	$18.3	$—
AISC adjustments:
General and administrative expenses	20.0	1.3	0.2	0.3	0.3	0.4	17.5
Community costs in other operating expenses	2.7	0.9	0.3	1.3	—	—	0.2
Reclamation & remediation - accretion & amortization	8.7	3.9	0.3	1.2	0.4	0.8	2.1
Exploration capital expenditures	19.6	—	1.8	1.3	2.3	3.1	11.1
Exploration and evaluation expenses	6.8	—	—	—	—	—	6.8
Sustaining capital expenditures	44.4	17.3	4.2	12.4	7.1	2.9	0.5
Leases (IFRS 16 Adjustment)	6.7	0.2	2.4	1.4	1.3	0.9	0.5
Total AISC		$85.4	$31.2	$58.6	$48.6	$26.4
GEO sold(2)		91,589	48,732	56,087	63,943	20,058
Total cost of sales per GEO sold(5)		$1,177	$768	$1,282	$944	$1,545
Cost of sales excluding DDA per GEO sold(5)		$681	$456	$784	$598	$921
DDA per GEO sold		$496	$312	$498	$347	$624
Cash costs per GEO sold		$676	$452	$726	$582	$911
AISC per GEO sold		$931	$643	$1,044	$761	$1,313

| 47

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2022
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$778.1	$257.1	$113.8	$166.1	$162.8	$78.3	$—
DDA	466.8	170.9	61.6	83.0	87.8	53.7	9.8
Total cost of sales(5)	$1,244.9	$428.0	$175.4	$249.1	$250.6	$132.0	$9.8
Cash cost adjustments:
DDA	(466.8)	(170.9)	(61.6)	(83.0)	(87.8)	(53.7)	(9.8)
Standby and other incremental COVID-19 costs(5)	(7.0)	(1.5)	(1.3)	(1.3)	(2.5)	(0.4)	—
Impact of realized foreign exchange gains	(2.2)	—	—	(2.2)	—	—	—
Total cash costs	$768.9	$255.6	$112.5	$162.6	$160.3	$77.9	$—
AISC adjustments:
General and administrative expenses(6)	121.0	3.3	0.9	0.5	0.7	0.9	114.7
Community costs in other operating expenses	10.2	3.9	0.1	6.0	—	—	0.2
Reclamation & remediation - accretion & amortization	34.9	14.5	2.4	1.7	1.9	4.0	10.4
Exploration capital expenditures	64.0	—	6.6	6.1	14.3	6.3	30.7
Exploration and evaluation expenses	39.8	0.3	0.1	—	—	—	39.4
Sustaining capital expenditures	170.1	52.3	20.5	42.6	37.8	15.6	1.3
Leases (IFRS 16 Adjustment)	29.1	0.7	12.0	5.5	5.1	3.4	2.4
Total AISC		$330.6	$155.1	$225.0	$220.1	$108.1
GEO sold(2)		332,925	195,549	181,358	217,516	79,117
Total cost of sales per GEO sold(5)		$1,286	$897	$1,373	$1,152	$1,669
Cost of sales excluding DDA per GEO sold(5)		$772	$582	$916	$748	$990
DDA per GEO sold		$513	$315	$458	$404	$678
Cash costs per GEO sold		$768	$576	$897	$737	$985
AISC per GEO sold		$993	$793	$1,241	$1,012	$1,367

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA(5)	$729.0	$233.8	$106.8	$151.3	$155.2	$81.9	$—
DDA	447.9	174.7	55.4	74.6	85.0	48.5	9.7
Total cost of sales(5)	$1,176.9	$408.5	$162.2	$225.9	$240.2	$130.4	$9.7
Cash cost adjustments:
DDA	(447.9)	(174.7)	(55.4)	(74.6)	(85.0)	(48.5)	(9.7)
Standby and other incremental COVID-19 costs(5)	(34.0)	(2.5)	(1.3)	(20.8)	(4.9)	(4.5)	—
Total cash costs	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
AISC adjustments:
General and administrative expenses	74.8	4.0	0.7	0.4	0.5	0.7	68.5
Community costs in other operating expenses	6.5	1.2	0.9	4.0	—	—	0.4
Reclamation & remediation - accretion & amortization	34.6	15.7	1.5	3.2	2.0	4.4	7.8
Exploration capital expenditures	68.1	—	7.2	5.6	15.6	6.5	33.2
Exploration and evaluation expenses	31.6	0.2	0.2	—	—	—	31.2
Sustaining capital expenditures	173.7	69.2	14.0	39.8	34.6	15.2	0.9
Leases (IFRS 16 Adjustment)	24.3	0.7	7.6	5.4	5.1	3.3	2.2
Total AISC		$322.3	$137.6	$188.9	$208.1	$107.5
GEO sold(2)		357,667	186,534	153,882	223,375	87,804
Total cost of sales per GEO sold(5)		$1,142	$869	$1,468	$1,075	$1,485
Cost of sales excluding DDA per GEO sold(5)		$653	$572	$983	$695	$933
DDA per GEO sold		$488	$297	$485	$381	$553
Cash costs per GEO sold		$647	$566	$848	$673	$881
AISC per GEO sold		$901	$738	$1,228	$932	$1,224
| 48

NET FREE CASH FLOWS & FREE CASH FLOWS BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measures "net free cash flows" and "free cash flows before dividends and debt repayments", which are non-GAAP financial performance measures, to supplement information in its Consolidated Financial Statements. Net free cash flows and free cash flows before dividends and debt repayments do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flows capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of net free cash flows and free cash flows before dividends and debt repayments are not meant to be substitutes for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flows are calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free cash flows before dividends and debt repayments further deducts remaining capital expenditures, payments for lease obligations and the effect of foreign exchange of non-USD denominated cash. Reconciliations of net free cash flows and free cash flows before dividends and debt repayments are provided below.

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2022	2021	2022	2021
Cash flows from operating activities	$24.0	$238.2	$528.1	$742.3
Adjustments to operating cash flows:
Amortization of deferred revenue	4.2	3.5	14.6	18.0
Standby and other incremental COVID-19 costs(5)	0.3	5.2	7.0	34.0
Temporary suspension costs(5)	0.3	3.5	7.7	3.5
Termination fee payment to Gold Fields	300.0	—	300.0	—
Reimbursement of termination fee from Pan American	(150.0)	—	(150.0)	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(46.2)	(44.4)	(170.1)	(173.7)
Interest paid	(9.5)	(8.3)	(35.0)	(47.2)
Payment of lease liabilities	(6.3)	(5.8)	(23.4)	(19.2)
Cash used in other financing activities	(4.0)	(3.5)	(9.2)	(10.2)
Net free cash flows	$112.8	$188.4	$469.7	$547.4
Discretionary and other items impacting cash flows available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(108.8)	$(73.5)	$(334.5)	$(210.8)
Cash (used in) from other investing activities	0.8	5.1	(14.4)	(6.8)
Effect of foreign exchange of non-USD denominated cash	(0.9)	(0.3)	(4.7)	(1.3)
Free cash flows before dividends and debt repayments	$3.9	$119.7	$116.1	$328.5

AVERAGE REALIZED PRICE PER OUNCE OF GOLD & SILVER

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

| 49

For the three months ended December 31,	2022				2021
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	235,274	oz	$1,730	$406.9	242,486	oz	$1,796	$435.5
Silver	2,377,532	oz	$21.17	50.3	2,937,805	oz	$23.24	68.3
Revenue				$457.2				$503.8

For the three months ended December 31,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	235,274	oz	$1,730	$406.9	242,486	oz	$1,796	$435.5

Silver	2,082,661	oz	$21.27	44.3	2,709,252	oz	$23.35	63.3
Silver subject to metal sales agreement*	294,871	oz	$20.40	6.0	228,553	oz	$21.94	5.0
	2,377,532	oz	$21.17		2,937,805	oz	$23.24
Gross revenue				$457.2				$503.8
(Deduct) add:
Other adjustments				—				—
Revenue				$457.2				$503.8

For the year ended December 31,	2022				2021
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	894,485	oz	$1,800	$1,610.0	885,293	oz	$1,799	$1592.4
Silver	9,274,051	oz	$21.25	197.1	8,976,269	oz	$24.85	223.0
Revenue				$1,807.1				$1,815.4

For the year ended December 31,	2022				2021
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	894,485	oz	$1,800	$1,610.0	885,293	oz	$1,799	$1592.4

Silver	8,001,092	oz	$21.77	174.2	7,951,386	oz	$24.85	197.6
Silver subject to metal sales agreement*	1,272,959	oz	$20.75	26.4	1,024,883	oz	$22.59	23.2
	9,274,051	oz	$21.63		8,976,269	oz	$24.59
Gross revenue				$1,810.6				$1,813.2
(Deduct) add:
Deferred revenue adjustment**				(3.5)				2.4
Other adjustments				—				(0.2)
Revenue				$1,807.1				$1,815.4
*    Balance represents metal sold under the metal sales agreement.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2022 and 2021, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

| 50

13.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management, with the participation of its President and Chief Executive Officer, and Senior Vice President, Finance and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, have concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2022.

CHANGES IN INTERNAL CONTROLS

During the three months and year ended December 31, 2022, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

| 51

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2022, and December 31, 2021, and results of operations for the periods ended December 31, 2022, and December 31, 2021.

This Management’s Discussion and Analysis has been prepared as of March 29, 2023. The consolidated financial statements prepared in accordance with IFRS follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2022 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form on file with the Securities Commissions of all of the provinces in Canada and with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt, updates regarding mineral reserves and mineral resources and information with respect to the Transaction with Pan American and Agnico. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions; risks associated with the timing for completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; risks relating to Pan American’s and Yamana’s business and future performance including, without limitation, volatility in the price of gold and other metals, currency fluctuations,
| 52

operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on Pan American's and Yamana’s operations, conflict resolution governmental regulation and judicial outcomes, the inherent risks and uncertainty associated with financial or other projections; the risk that the Combined Group is unsuccessful in promptly and effectively integrating the business of Pan American and Yamana, the risk of unanticipated difficulties or expenditures relating to the Transaction, the risk of unexpected responses of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Pan American Shares due to the Transaction; the anticipated size of the markets and continued demand for Pan American’s and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction, and the diversion of management time on Transaction-and related issues, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo, M.Sc. (Senior Director, Reserves and Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Company's most recent Annual Information Form and other continuous disclosure documents filed by the Company since January 1, 2022 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

*************
| 53

ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 12: Non-GAAP Financial Performance Measures.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 81.61 and 82.94 for the three months and year ended December 31, 2022 respectively, and 77.28 and 72.55 for the three months and year ended December 31, 2021 respectively. GEO calculations for actuals are based on an average market gold-to- silver price ratio for the relevant period. Guidance GEO for the 2022 period assumed gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings are those attributable to Yamana Gold Inc. equity holders.

(4)	Working capital is defined as the excess of current assets over current liabilities.

(5)
In the prior year, standby and other incremental costs associated with the COVID-19 pandemic were presented in the financial statement line item "Temporary suspension, standby and other incremental COVID-19 costs" on the Statement of Operations in the Company’s Consolidated Financial Statements. During the first quarter of 2022, the Company considered that such costs would be presented in the financial statement line item "Cost of sales excluding depletion, depreciation and amortization" going forward, and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". Comparatives have been reclassified to conform to the change of presentation adopted in the current period, with the $5.2 million and $33.9 million of COVID-19 related costs incurred during the three months and year ended December 31, 2021, respectively, reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization". This change also affected the prior year calculation of the GAAP metrics “Total Cost of Sales per GEO Sold” and “Cost of Sales excluding DDA per GEO sold”, both of which have been recalculated based on standby and other incremental COVID-19 costs being included in the numerator. This change did not affect the calculation of prior year non-GAAP metrics “Cash costs per GEO sold” and “AISC per GEO sold”, as the Company’s policy is for standby and other incremental COVID-19 costs to be excluded from the calculation of such metrics. The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account.

(6)
Included in General & Administrative expenses for the three months and year ended December 31, 2022 are $24.1 million and $29.7 million of expenses, respectively, associated with the Gold Fields transaction and the pending Pan American-Agnico Transaction. These costs are not indicative of the Company's normal course expenses and have been excluded from the calculation of AISC.

| 54